                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        OPTICAL COATING LABORATORY, INC.
            --------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    683829105
            --------------------------------------------------------
                                 (CUSIP Number)

                               KEVIN N. KALKHOVEN,
                            CO-CHAIRMAN OF THE BOARD
              OF DIRECTORS, PRESIDENT AND CHIEF EXECUTIVE OFFICER,
                            JDS UNIPHASE CORPORATION
                              163 BAYPOINTE PARKWAY
                           SAN JOSE, CALIFORNIA 95134
                                 (408) 434-1800

            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                NOVEMBER 3, 1999
            --------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

CUSIP No. 683829105                   13D                      PAGE 2 OF 7 PAGES

================================================================================
(1)     Names of Reporting Person
        I.R.S. Identification No. of Above Person (Entities Only)

        JDS UNIPHASE CORPORATION., I.R.S. No. 94-2579683
--------------------------------------------------------------------------------
(2)     Check the Appropriate Box if a Member of a Group                (a)  [ ]

                                                                        (b)  [ ]
--------------------------------------------------------------------------------
(3)     SEC Use Only

--------------------------------------------------------------------------------
(4)     Source of Funds

        WC
--------------------------------------------------------------------------------
(5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                   [ ]

        NOT APPLICABLE
--------------------------------------------------------------------------------
(6)     Citizenship or Place of Organization

        DELAWARE
--------------------------------------------------------------------------------
                          (7)     Sole Voting Power
                                  2,838,060(a)(b)
                          ------------------------------------------------------
          Number of       (8)     Shared Voting Power
         Beneficially             0
           Owned by       ------------------------------------------------------
             Each         (9)     Sole Dispositive Power
           Reporting              2,838,060(a)(b)
          Person With     ------------------------------------------------------
                          (10)    Shared Dispositive Power
                                  0
                          ------------------------------------------------------
--------------------------------------------------------------------------------

(11)    Aggregate Amount Beneficially Owned by Each Reporting Person

        2,838,060 (a)(b)
--------------------------------------------------------------------------------

(12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------

(13)    Percent of Class Represented by Amount in Row (11)

        19.9(b)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(14)    Type of Reporting Person

        CO
--------------------------------------------------------------------------------

* (a) The shares of common stock of Optical Coating Laboratory, Inc. covered by this report are purchasable by JDS Uniphase Corporation upon exercise of an option (the "Option") granted to JDS Uniphase Corporation pursuant to the Stock Option Agreement dated as of November 3, 1999 between Optical Coating Laboratory, Inc. and JDS Uniphase Corporation (the "Stock Option Agreement"), and described in Item 4 of this statement. Prior to the exercise of the Option, JDS Uniphase Corporation is not entitled to any rights as a shareholder of Optical Coating Laboratory, Inc. as to the shares covered by the Option. The number of shares of common stock of Optical Coating Laboratory, Inc. purchasable by JDS Uniphase Corporation under the Option, which is initially set to equal 2,838,060 shares, is subject to adjustment in certain circumstances, provided that the aggregate number of shares purchasable by JDS Uniphase Corporation upon exercise of the Option at the time of its exercise may not exceed 19.9% of the outstanding shares of common stock of Optical Coating Laboratory, Inc. The Option may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Prior to such occurrence, JDS Uniphase Corporation expressly disclaims beneficial ownership of the shares of common stock of Optical Coating Laboratory, Inc. which are purchasable by JDS Uniphase Corporation upon exercise of the Option.

   (b) The number of shares indicated represents approximately 19.9% of the total outstanding shares of common stock of Optical Coating Laboratory, Inc. as of October 31, 1999.

Item 1.    Security and Issuer.

           This Schedule 13D relates to the common stock, par value $0.01 per share ("Common Stock"), of Optical Coating Laboratory, Inc., a Delaware corporation ("OCLI"). The principal executive offices of OCLI are located at 2789 Northpoint Parkway, Santa Rosa, California 95407.

Item 2.    Identity and Background.

           This Schedule 13D is filed by JDS Uniphase Corporation, a Delaware corporation (the "Reporting Person"). The Reporting Person's principal business is designing, developing, manufacturing and marketing optical components and modules. The address of the Reporting Person's principal office is 163 Baypointe Parkway, San Jose, California 95134.

           The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Person are set forth on Exhibit 1 attached hereto and are incorporated herein by reference.

           During the last five years neither of the Reporting Person, nor, to the best of its knowledge, any of its directors or executive officers, has been
(i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

           This statement relates to an option granted to the Reporting Person by OCLI to purchase shares of Common Stock from the Reporting Person as described in Item 4 below (the "Option"). The Option entitles the Reporting Person to purchase up to 2,838,060 shares (the "Option Shares") under the circumstances specified in the Company Stock Option Agreement dated as of November 3, 1999 between the Reporting Person and OCLI (the "Stock Option Agreement") and as described in Item 4 below, for a purchase price of $177.65 per share (the "Purchase Price"). The number of Option Shares and Purchase Price are subject to adjustment in certain circumstances, provided that the aggregate number of shares purchasable by the Reporting Person upon exercise of the Option at the time of its exercise may not exceed 19.9% of the outstanding shares of Common Stock of OCLI. Reference is hereby made to the Stock Option Agreement, which is included as Exhibit 2 for the full text of its terms, including the conditions upon which it may be exercised. The Stock Option Agreement is incorporated herein by reference in its entirety.

           The Option was granted by OCLI as an inducement of the Reporting Person to enter into the Agreement and Plan of Reorganization and Merger (the "Merger Agreement"), dated as of November 3, 1999 among the Reporting Person, Vintage Acquisition, Inc., a Delaware corporation ("Merger Sub"), and OCLI. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of OCLI and various regulatory agencies), Merger Sub will merge with and into OCLI (the "Merger") with OCLI continuing as the surviving corporation (the "Surviving Corporation") and becoming a wholly-owned subsidiary of the Reporting Person, and each issued and outstanding share of Common Stock of OCLI (other than those shares owned by OCLI or the Reporting Person) will be converted into the right to receive 0.928 shares of common stock, $0.001 par value, of the Reporting Person. If the Merger is consummated, the Option will not be exercised. No monetary consideration was paid by the Reporting Person to OCLI for the Option.

           If the Reporting Person elects to exercise the Option, it currently anticipates that the funds to pay the Purchase Price will be generated by available working capital.

Item 4.    Purpose of Transaction.

               As stated above, the Option was granted to the Reporting Person in connection with the execution of the Merger Agreement as an inducement to the Reporting Person to enter into the Merger Agreement.

               The Option shall become exercisable upon the occurrence of certain "Triggering Events" and in the circumstances described in the Stock Option Agreement and the Merger Agreement, none of which has occurred at the time of this filing.

               If the Merger is consummated in accordance with the terms of the Merger Agreement, the Board of Directors of the Surviving Corporation shall consist of the directors of Merger Sub at the effective time of the Merger (the "Effective Time"), together with OCLI's current chief executive officer, and the officers of the Surviving Corporation shall be the officers of OCLI at the Effective Time, together with OCLI's current chief executive officer. The certificate of incorporation and bylaws of the Surviving Corporation shall be the certificate of incorporation and bylaws of Merger Sub in effect at the Effective Time.

           In the event the Merger is consummated, the Common Stock of OCLI will be delisted from The Nasdaq National Market and will become eligible for termination of registration under the Securities Exchange Act of 1934, as amended.

           Except as disclosed in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

           The foregoing response to this Item 4 is qualified in its entirety by reference to the Stock Option Agreement, the full text of which is filed as
Exhibit 2 hereto, and the Merger Agreement, the full text of which is filed as
Exhibit 3 hereto, and both agreements are incorporated herein by reference.

Item 5.    Interest in Securities of the Issuer.

           As a result of the issuance of the Option and upon occurrence of certain events described in the Stock Option Agreement, the Reporting Person may be deemed to be the beneficial owner of 2,838,060 shares, which would represent approximately 19.9% of the shares outstanding after exercise of the Option (based on the number of shares outstanding on October 31, 1999, as set forth in the Merger Agreement. The Reporting Person would have sole voting and dispositive power with respect to such shares.

           The Option Shares described herein are subject to the Option, which may only be exercised upon the happening of certain events, none of which has occurred as of the date hereof. Nothing contained herein shall be deemed to be an admission by the Reporting Person as to the beneficial ownership of any shares, and, prior to the occurrence of any of such events, the Reporting Person disclaims beneficial ownership of all Option Shares.

           Except as described herein, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any other person referred to in
Exhibit 1 hereto, beneficially owns or has acquired or disposed of any shares of OCLI during the past 60 days.

Item 6.    Interest in Securities of the Issuer.

           The response to Item 4 hereof is incorporated herein by reference. Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of OCLI, including, but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the securities of OCLI.

Item 7.    Material to Be Filed as Exhibits.

Exhibit 1 The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Person

Exhibit 2 Company Stock Option Agreement entered into by the Reporting Person and OCLI dated as of November 3, 1999

Exhibit 3 Agreement and Plan of Reorganization and Merger, dated as of November 3, 1999, among the Reporting Person, Merger Sub, and OCLI

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       JDS UNIPHASE CORPORATION


Dated:  November 15, 1999              /s/    Michael C. Phillips
                                       -----------------------------------------
                                       Name:  Michael C. Phillips
                                       Title: Senior Vice President, Business
                                              Development, General Counsel

                                  EXHIBIT INDEX

Exhibit No.
-----------
Exhibit 1        The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Person

Exhibit 2        Company Stock Option Agreement entered into by the Reporting
                 Person and OCLI dated as of November 3, 1999

Exhibit 3 Agreement and Plan of Reorganization and Merger, dated as of November 3, 1999, among the Reporting Person, Merger Sub, and
                 OCLI

                                    EXHIBIT 1

          Directors and Executive Officers of JDS Uniphase Corporation

                                                           PRESENT PRINCIPAL
NAME                                 BUSINESS ADDRESS      OCCUPATION OR EMPLOYMENT                                 CITIZENSHIP
----                                 ----------------      ------------------------                                 -----------
Kevin N. Kalkhoven                   163 Baypointe         Co-Chairman and Chief Executive Officer                  U.K.
                                     Parkway, San Jose,
                                     California 95134

Josef Straus, Ph.D.                  163 Baypointe         Co-Chairman, President and Chief Operating Officer       Canada
                                     Parkway, San Jose,
                                     California 95134

M. Zita Cobb                         163 Baypointe         Senior Vice President, Strategy and Integration          Canada
                                     Parkway, San Jose,
                                     California 95134

Harry L. Deffebach, Ph.D.            163 Baypointe         President, Transmission Group                            U.S.A.
                                     Parkway, San Jose,
                                     California 95134

Joseph Ip                            163 Baypointe         Senior Vice President, Product Strategy                  Canada
                                     Parkway, San Jose,
                                     California 95134

Russell A. Johnson                   163 Baypointe         Vice President, Global Sales and Marketing               U.S.A.
                                     Parkway, San Jose,
                                     California 95134

Leo Lefebvre                         163 Baypointe         Vice President, Operations Finance                       Canada
                                     Parkway, San Jose,
                                     California 95134

Frederick L. Leonberger, Ph.D.       163 Baypointe         Senior Vice President and Chief Technical Officer        U.S.A.
                                     Parkway, San Jose,
                                     California 95134

Anthony R. Muller                    163 Baypointe         Senior Vice President, Chief Financial Officer           U.S.A.
                                     Parkway, San Jose,      and Secretary
                                     California 95134

Dan E. Pettit                        163 Baypointe         Senior Vice President, President, Semiconductor          U.S.A.
                                     Parkway, San Jose,
                                     California 95134

Michael C. Phillips                  163 Baypointe         Senior Vice President, Business Development,             U.S.A.
                                     Parkway, San Jose,      General Counsel
                                     California 95134

Bruce D. Day                         163 Baypointe         Director                                                 Canada
                                     Parkway, San Jose,
                                     California 95134

Robert E. Enos                       163 Baypointe         Director                                                 Canada
                                     Parkway, San Jose,
                                     California 95134

Peter A. Guglielmi                   163 Baypointe         Director                                                 U.S.A.
                                     Parkway, San Jose,
                                     California 95134

Martin A. Kaplan                     163 Baypointe         Director                                                 U.S.A.
                                     Parkway, San Jose,
                                     California 95134

John A. MacNaughton                  163 Baypointe         Director                                                 Canada
                                     Parkway, San Jose,
                                     California 95134

Wilson Sibbet, Ph.D.                 163 Baypointe         Director                                                 U.K.
                                     Parkway, San Jose,
                                     California 95134

William J. Sinclair                  163 Baypointe         Director                                                 Canada
                                     Parkway, San Jose,
                                     California 95134

Casimir S. Skrzypczak                163 Baypointe         Director                                                 U.S.A.
                                     Parkway, San Jose,
                                     California 95134

                                                                      EXHIBIT 2

                         COMPANY STOCK OPTION AGREEMENT

         THIS STOCK OPTION AGREEMENT (this "STOCK OPTION AGREEMENT"), dated as of November 3, 1999, is by and between JDS UNIPHASE CORPORATION, a Delaware corporation ("GRANTEE"), and OPTICAL COATING LABORATORY, INC., a Delaware corporation ("ISSUER").

                                    RECITALS

         A. Grantee and Issuer propose to enter into an Agreement and Plan of Reorganization and Merger, dated as of the date hereof (the "MERGER AGREEMENT"), which has been executed in connection with this Agreement (each capitalized term used herein without definition shall have the meaning specified in the Merger Agreement).

          B. As a condition to Grantee's entering into the Merger Agreement and in consideration therefor, Issuer has agreed to grant Grantee the Option (as hereinafter defined).

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

         1. GRANT OF OPTION. Issuer hereby grants to Grantee an unconditional, irrevocable option (the "OPTION") to purchase, subject to the terms hereof, up to 19.9% of the outstanding shares of common stock of the Issuer, par value $0.01 per share (the "COMMON STOCK"), fully paid and nonassessable, at a purchase price of $177.65 per share, as adjusted in accordance with the provisions of Section 5 of this Agreement (such price, as adjusted if applicable, the "OPTION PRICE").

         2. EXERCISE OF OPTION.

         (a) Exercise. Grantee may exercise the Option, in whole or part, and from time to time, if, but only if, a Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Option Termination Event (as hereinafter defined).

         (b) Option Termination Events. The term "OPTION TERMINATION EVENT" shall mean any of the following events: (i) immediately prior to the Effective Time of the Merger; (ii) termination of the Merger Agreement by Issuer pursuant to Section 7.01 of the Merger Agreement (other than upon or during the continuance of a Triggering Event); or (iii) one year following any termination of the Merger Agreement upon or during the continuance of a Triggering Event (or if, at the expiration of such one year period the Option cannot be exercised by reason of any applicable judgment, decree, order, law or regulation, 10 business days after such impediment to exercise shall have been removed or shall have become final and not subject to appeal). Notwithstanding the foregoing, the Option may not be exercised if there has not been a Triggering Event and Grantee is in material breach of its representation or warranties, or in material breach of any of its covenants or agreements contained in this Agreement or the Merger Agreement.

         (c) Triggering Events. The term "TRIGGERING EVENT" shall mean an Alternative Transaction shall have been publicly announced or shall have become publicly known prior to the time the Merger Agreement is terminated or the time of the Company Stockholder Meeting.

         (d) Notice of Triggering Event. Issuer shall notify Grantee promptly in writing of the occurrence of any Triggering Event, it being understood that the giving of such notice by Issuer shall not be a condition to the right of Grantee to exercise the Option or for a Triggering Event to have occurred.

         (e) Notice of Exercise; Closing. In the event Grantee is entitled to and wishes to exercise the Option, it shall send to Issuer a written notice (the date of which being herein referred to as the "NOTICE DATE") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 10 business days (or, in the event approval under the HSR Act is required, 60 calendar days) from the Notice Date for the closing of such purchase (the "CLOSING DATE"); provided, that if the closing of the purchase and sale pursuant to the Option (the "CLOSING") cannot be consummated, in the reasonable opinion of Grantee, by reason of any applicable judgment, decree, order, law or regulation, the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which the restriction on consummation has expired or been terminated; and provided further, without limiting the foregoing, that if, in the reasonable opinion of Grantee, prior notification to or approval of any regulatory agency is required in connection with such purchase, Grantee shall promptly file the required notice or application for approval and shall expeditiously process the same, and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto. Notwithstanding this subsection (e), in no event shall any Closing Date be more than three years after the related Notice Date, and if the Closing Date shall not have occurred within three years after the related Notice Date due to the failure to obtain any such required approval, the exercise of the Option effected on the Notice Date shall be deemed to have expired.

         (f) Purchase Price. At the Closing referred to in subsection (e) above, Grantee shall pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer, provided that failure or refusal of Issuer to designate such a bank account shall not preclude Grantee from exercising the Option.

         (g) Issuance of Common Stock. At the Closing, simultaneously with the delivery of immediately available funds as provided in subsection (f) of this
Section 2, Issuer shall deliver to Grantee a certificate or certificates representing the number of shares of Common Stock purchased by the Grantee and, if the Option is exercised in part only, a new Option evidencing the rights of Grantee thereof to purchase the balance of the shares purchasable hereunder, and the Grantee shall deliver to Issuer a copy of this Agreement and a letter agreeing that Grantee will not offer to sell or otherwise dispose of such shares in violation of applicable law or the provisions of this Agreement.

         (h) Legend. Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

         "The transfer of the shares represented by this certificate are subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

         It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act in the above legend shall be removed by delivery of substitute certificate(s) without such reference if Grantee shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the Securities Act;
(ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

         (i) Record Grantee; Expenses. Upon the giving by Grantee to Issuer of the written notice of exercise of the Option provided for under subsection (e) of this Section 2 and the tender of the applicable purchase price in immediately available funds, Grantee shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates, representing such shares of Common Stock shall not then be actually delivered to Grantee or the Issuer shall have failed or refused to designate the bank account described in subsection (f) of this Section 2. Issuer shall pay all expenses and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issuance and delivery of stock certificates under this Section 2 in the name of Grantee or its assignee, transferee or designee.

         3. RESERVATION OF SHARES. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock (and other securities issuable pursuant to Section 5(a)) so that the Option may be exercised without additional authorization of Common Stock (or such other securities) after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock (or such other securities); (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer; (iii) promptly to take all action as may from time to time be required (including without limitation complying with all premerger notification, reporting and waiting periods under the HSR Act) in order to permit Grantee to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of Grantee against dilution.

         4. DIVISION OF OPTION; LOST OPTIONS. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of Grantee, upon presentation and surrender of this Agreement at the principal office of Issuer, for other agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "AGREEMENT" and "OPTION" as used herein include any Stock Option Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

         5. ADJUSTMENT UPON CHANGES IN CAPITALIZATION. The number of shares of Common Stock purchasable upon the exercise of the Option shall be subject to adjustment from time to time as provided in this Section 5.

         (a) In the event that any additional shares of Common Stock, or any rights, options, warrants, subscriptions, calls, convertible securities or other agreements or commitments obligating Issuer to issue any shares of Common Stock, are issued or otherwise become outstanding after the date hereof (an "INCREASE"), the number of shares of Common Stock subject to the Option shall be increased so that the number of shares issuable upon exercise of the Option shall be equal to the product of (A) the percentage of the outstanding Common Stock for which the Option was exercisable immediately prior to the Increase and
(B) the number of shares of Common Stock outstanding immediately after the Increase; provided that the number of shares of Common Stock subject to the Option shall in no event exceed 19.9% of the issued and outstanding shares of Common Stock immediately prior to exercise.

         (b) In the event of any change in Common Stock by reason of stock dividends, splits, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares or other similar transactions and no adjustment is required pursuant to the terms of Section 5(a), then the type and number of shares of Common Stock purchasable upon exercise hereof shall be appropriately adjusted so that Grantee shall receive upon exercise of the Option and payment of the aggregate Option Price hereunder the number and class of shares or other securities or property that Grantee would have received in respect of Common Stock if the Option had been exercised in full immediately prior to such event, or the record date therefor, as applicable.

         (c) Whenever the number of shares of Common Stock subject to this Agreement on a fully diluted basis changes after the date hereof, the Option Price shall be adjusted by multiplying the Option Price by a fraction, the numerator of which shall be equal to the aggregate number of shares of Common Stock purchasable prior to the adjustment and the denominator of which shall be equal to the aggregate number of shares of Common Stock purchasable immediately after the adjustment.

         6. REGISTRATION RIGHTS. Upon the occurrence of a Triggering Event that occurs prior to an Option Termination Event (or as otherwise provided in the last sentence of Section 2(e)), Issuer shall, at the request of Grantee, deliver at any time on or prior to the Option Termination Date (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a shelf registration statement under the Securities Act covering any shares issued and issuable pursuant to this Option and shall use its best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this Option ("OPTION SHARES") in accordance with any plan of disposition requested by Grantee. Issuer will use its best efforts to cause such registration statement first to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee for a period of three years following such first request shall have the right to demand a second such registration if reasonably necessary to effect such sales or dispositions. The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the inclusion of the Grantee's Option or Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; provided, however, that after any such required reduction the number of Option Shares to be included in such offering for the account of Grantee shall constitute at least 25% of the total number of shares to be sold by Issuer in the aggregate; and provided further, that if such reduction occurs, then the Issuer shall file a registration statement for the balance as promptly as practicable and no reduction shall thereafter occur (and such registration shall not be charged against Grantee). Grantee shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any Grantee in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for the Issuer. Upon receiving any request under this Section 6 from Grantee, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies.

         7. REPURCHASE OF OPTION AND OPTION SHARES.

         (a) Within ten business days following the occurrence of a Repurchase Event (as defined below), Issuer shall (i) deliver an offer (a "REPURCHASE OFFER") to repurchase the Option from Grantee at a price (the "OPTION REPURCHASE PRICE") equal to the amount by which (A) the Alternative Transaction Price (as deemed below) exceeds (B) the Option Price, multiplied by the number of shares for which the Option may then be exercised, and (ii) deliver an offer (also, a "REPURCHASE OFFER") to repurchase the Option Shares from each owner of Option Shares (excluding such Option Shares as have been publicly distributed) from time to time (each, an "OWNER") at a price (the "OPTION SHARE REPURCHASE PRICE") equal to the Alternative Transaction Price multiplied by the number of Option Shares then held by such Owner, provided, however, that the aggregate Option Share Repurchase Price shall not be greater than $127,000,000 minus the amount of the Fee, if any, that has been paid by Issuer to Grantee. The term "ALTERNATIVE TRANSACTION PRICE" shall mean, as of any date for the determination thereof, the price per share of Common Stock paid pursuant to the Alternative Transaction or, in the event of a sale of assets of Issuer, the last per-share sale price of Common Stock on the fourth trading day following the announcement of such sale. If the consideration paid or received in the Alternative Transaction shall be other than in cash, the value of such consideration shall be determined by a nationally recognized investment banking firm selected by Grantee, which determination shall be conclusive for all purposes of this Agreement.

         (b) Upon the occurrence of a Repurchase Event and whether or not Issuer shall have made a Repurchase Offer under Section 7(a), (i) at the request (the date of such request being the "OPTION REPURCHASE REQUEST DATE") of Grantee delivered prior to the Option Termination Date, Issuer shall repurchase the Option from Grantee at the Option Repurchase Price, and (ii) at the request (the date of such request being the "OPTION SHARE REPURCHASE REQUEST DATE") of any Owner delivered prior to the Option Termination Date, Issuer shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at the Option Share Repurchase Price.

         (c) Grantee and/or the Owner, as the case may be, may accept Issuer's Repurchase Offer under Section 7(a) or may exercise its right to require Issuer to repurchase the Option and/or any Option Shares pursuant to Section 7(b) by a written notice or notices stating that Grantee or the Owner, as the case may be, elects to accept such offer or to require Issuer to repurchase the Option and/or the Option Shares in accordance with the provisions of this Section 7. As promptly as practicable, and in any event within five business days following receipt of a notice under this Section 7(c) and the surrender to Issuer of this Agreement and/or Certificates for Option Shares, as applicable, and the occurrence of a Repurchase Event, Issuer shall deliver or cause to be delivered to Grantee the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price and/or the portion thereof that Issuer is not then prohibited from so delivering under applicable law.

         (d) Issuer hereby undertakes to use its best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish any repurchase contemplated by this Section 7. Nonetheless, to the extent that Issuer is prohibited under applicable law, from repurchasing the Option and/or any Option Shares in full, Issuer shall immediately so notify Grantee and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to Grantee and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, in every case within five business days after the date on which Issuer is no longer so prohibited; provided, however, that if Issuer at any time after delivery of a notice of repurchase pursuant to Section 7(c) is prohibited under applicable law, from delivering to Grantee and/or the Owner, as appropriate, the Option Repurchase Price or the Option Share Repurchase Price, respectively, in full, Grantee or the Owner, as appropriate, may revoke its notice of repurchase of the Option or the Option Shares either in whole or in part whereupon, in the case of a revocation in part, Issuer shall promptly (i) deliver to Grantee and/or the Owner, as appropriate, that portion of the Option Repurchase Price or the Option Share Repurchase Price that Issuer is not prohibited from delivering after taking into account any such revocation and
(ii) deliver, as appropriate, either (A) to Grantee, a new Agreement evidencing the right of Grantee to purchase that number of shares of Common Stock equal to the number of shares of Common Stock purchasable immediately prior to the delivery of the notice of repurchase less the number of shares of Common Stock covered by the portion of the Option repurchased or (B) to the Owner, a certificate for the number of Option Shares covered by the revocation. If an Option Termination Event shall have occurred prior to the date of the notice by Issuer described in the first sentence of this subsection (d), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, Grantee shall nonetheless have the right to exercise the Option until the expiration of such 30-day period.

         (e) The term "REPURCHASE EVENT" shall mean the occurrence of a Triggering Event prior to the occurrence of an Option Termination Event followed by the occurrence of an Alternative Transaction within twelve months after such Triggering Event.]

         8. SUBSTITUTE OPTION IN THE EVENT OF CORPORATE CHANGE. (a) In the event that prior to an Option Termination Event, Issuer shall enter into an agreement
(i) to consolidate with or merge into any person, other than Grantee or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or one of its subsidiaries, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then-outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than Grantee or one of its subsidiaries, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "SUBSTITUTE OPTION"), at the election of Grantee, of Substitute Common Stock (as hereinafter defined) of either (x) the Acquiring Corporation (as hereinafter defined) or (y) any person that controls the Acquiring Corporation.

         (b)      The following terms have the meanings indicated:

         (1) "ACQUIRING CORPORATION" shall mean any of (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer), (ii) Issuer in a merger in which Issuer is the continuing or surviving person, or (iii) the transferee of all or substantially all of Issuer's assets.

         (2) "SUBSTITUTE COMMON STOCK" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

         (3) "ASSIGNED VALUE" shall mean the Alternative Transaction Price, as defined in Section 7.

         (4) "AVERAGE PRICE" shall mean the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; provided, that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as Grantee may elect.

         (c) The Substitute Option shall have the same terms as the Option, provided, that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to Grantee. The issuer of the Substitute Option shall also enter into an agreement with Grantee in substantially the same form as this Agreement, which agreement shall be applicable to the Substitute Option.

         (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option is then exercisable, divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option is then exercisable and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

         (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of the Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option shall make a cash payment to Grantee equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by Grantee.

         (f) Issuer shall not enter into any transaction described in subsection
(a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder.

         9. EXTENSION OF TIME FOR REGULATORY APPROVALS. The three year period for exercise of certain rights under Sections 2, 6, 7, 11 and 12 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights, and for the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 10(b) of the Exchange Act by reason of such exercise.

         10. REPRESENTATIONS AND WARRANTIES OF THE ISSUER. Issuer hereby represents and warrants to Grantee as follows:

         (a) Issuer has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Issuer and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer. This Agreement is the valid and legally binding obligation of Issuer, enforceable against Issuer in accordance with its terms.

         (b) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant hereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrances and security interests, and not subject to any preemptive rights.

         (c) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation pursuant to any provisions of the Certificate of Incorporation or Bylaws of Issuer or the incorporation documents of any of its subsidiaries (as that term is defined in the Merger Agreement), subject to obtaining any approvals or consents contemplated hereby, result in any violation of any loan or credit agreement, note, mortgage, indenture, lease, plan, or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Issuer or its subsidiaries or their respective properties or assets which violation would have, individually or in the aggregate, a Material Adverse Effect on the Issuer.

         (d) The Board of Directors of Issuer has taken all necessary action to approve this Agreement and the consummation of the transactions contemplated hereby and the provisions of Section 243 of the Delaware General Corporation Law will not apply to this Agreement or the purchase of shares of Issuer Common Stock pursuant to this Agreement.

         11. APPLICATION FOR REGULATORY APPROVAL. Each of Grantee and Issuer will use its best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including without limitation making application to list the shares of Common Stock issuable hereunder on the New York Stock Exchange upon official notice of issuance.

         12. SPECIFIC PERFORMANCE. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief.

         13. SEPARABILITY OF PROVISIONS. If any term, provision, covenant, or restriction, contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.

         14. NOTICES. All notices, claims, demands and other communications hereunder shall be deemed to have been duly given or made when delivered in person, by registered or certified mail (postage prepaid, return receipt requested), by overnight courier, or by facsimile at the respective addresses of the parties set forth in the Merger Agreement.

         15. GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

         16. COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original, but all of which shall constitute one and the same agreement.

         17. EXPENSES. Except as otherwise expressly provided herein or in the Merger Agreement, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         18. ENTIRE AGREEMENT. Except as otherwise expressly provided herein or in the Merger Agreement and the Confidentiality Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors and assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein. Any provision of this Agreement may be waived only in writing at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered, or supplemented except upon the execution and delivery of a written agreement executed by the parties hereto.

         19. FURTHER ASSURANCES. In the event of any exercise of the Option by Grantee, Issuer and Grantee shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in order to consummate the transactions provided for by such exercise. Nothing contained in this Agreement shall be deemed to authorize Issuer or Grantee to breach any provision of the Merger Agreement.

         IN WITNESS WHEREOF, Issuer and Grantee have caused this Agreement to be signed by their respective officers hereunto duly authorized, all as of the date first written above.

                                      OPTICAL COATING LABORATORY, INC.


                                      By: /s/ Charles J. Abbe
                                         ------------------------------------
                                      Name:  Charles J. Abbe
                                           ----------------------------------
                                      Title:  President and
                                              Chief Executive Officer
                                            ---------------------------------


                                       JDS UNIPHASE CORPORATION


                                       By: /s/ Michael C. Phillips
                                          -----------------------------------
                                       Name: Michael C. Phillips
                                            ---------------------------------
                                       Title:     Senior Vice President,
                                                  Business Development,
                                                  General Counsel
                                             --------------------------------

                                                                      EXHIBIT 3

                 AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

         This AGREEMENT AND PLAN OF REORGANIZATION AND MERGER, dated as of November 3, 1999 (this "AGREEMENT"), among JDS UNIPHASE CORPORATION, a Delaware corporation ("PARENT"), VINTAGE ACQUISITION, INC., a Delaware corporation and a wholly owned subsidiary of Parent ("MERGER SUB"), and OPTICAL COATING LABORATORY, INC., a Delaware corporation (the "COMPANY").

                                   WITNESSETH:

         WHEREAS, the boards of directors of Parent, Merger Sub and the Company have each determined that it is advisable and in the best interests of their respective stockholders for Parent to enter into a strategic business combination with the Company upon the terms and subject to the conditions set forth herein;

         WHEREAS, in furtherance of such combination, the boards of directors of Parent, Merger Sub and the Company have each approved the merger (the "MERGER") of Merger Sub with and into the Company in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"), and upon the terms and subject to the conditions set forth herein;

         WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent's willingness to enter into this Agreement, the Company has entered into a Stock Option Agreement dated as of the date hereof in the form of Exhibit A (the "STOCK OPTION AGREEMENT"), pursuant to which the Company has granted to Parent an option to purchase validly issued, fully paid and nonassessable shares of the common stock of the Company, par value $0.01 per share (the "COMPANY COMMON STOCK"), in an aggregate amount equal to 19.9% of the outstanding shares of Company Common Stock as of the date specified therein;

         WHEREAS, Parent, Merger Sub and the Company intend that the Merger qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "CODE"), and that, by approving resolutions authorizing this Agreement, this Agreement be adopted as a plan of reorganization under
Section 368(a) of the Code; and

         WHEREAS, pursuant to the Merger, each outstanding share of Company Common Stock (a "SHARE") shall be exchanged for the right to receive the Merger Consideration (as defined in Section 1.07(b)), upon the terms and subject to the conditions set forth herein.

         NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

                                    ARTICLE I
                                   THE MERGER

         SECTION 1.01. The Merger.

         (a) At the Effective Time (as defined in Section 1.02 hereof), and subject to and upon the terms and conditions of this Agreement and in accordance with the DGCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease upon the filing of a certificate of merger with the Secretary of State of the State of Delaware pursuant to the DGCL, and the Company shall continue as the surviving company being the successor to all the property, rights, powers, privileges, liabilities and obligations of both Merger Sub and the Company. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "SURVIVING COMPANY."

         (b) The closing of the Merger (the "CLOSING") shall take place at a time and on a date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of the conditions set forth in Article VI, unless another time or date is agreed to in writing by the parties hereto. The Closing will be held at the offices of Morrison & Foerster LLP, 425 Market Street, San Francisco, California 94105, unless another place is agreed to in writing by the parties hereto.

         SECTION 1.02. Effective Time. As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article VI, but in no event later than three days thereafter, the parties hereto shall cause the Merger to be consummated by filing all necessary documentation (the "MERGER DOCUMENTS"), together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the time of such filing being the "EFFECTIVE TIME").

         SECTION 1.03. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Merger Documents and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and privileges of the Company and Merger Sub shall vest in the Surviving Company, and all liabilities and obligations of the Company and Merger Sub shall become the liabilities and obligations of the Surviving Company.

         SECTION 1.04. Certificate of Incorporation and Bylaws. Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time the certificate of incorporation and bylaws of the Company shall be amended to read in their entireties as the certificate of incorporation and bylaws of Merger Sub, as in effect immediately prior to the Effective Time; provided, however, that Article I of the Certificate of Incorporation shall be amended to read as follows: "The name of the company is Optical Coating Laboratory, Inc. and as so amended, shall be the certificate of incorporation and bylaws of the Surviving Company (the "CERTIFICATE OF INCORPORATION" and "BYLAWS") until thereafter changed or amended as provided therein or by the DGCL.

         SECTION 1.05. Directors and Officers. The directors of the Merger Sub immediately prior to the Effective Time, together with the Company's current chief executive officer, shall be the initial directors of the Surviving Company, each to hold office in accordance with the Certificate of Incorporation and Bylaws, and the officers of the Merger Sub immediately prior to the Effective Time, together with the Company's current chief executive officer, who shall be chief executive officer of the Surviving Company, shall be the officers of the Surviving Company, in each case until their respective successors are duly elected or appointed and qualified.

         SECTION 1.06. Merger Consideration; Conversion and Cancellation of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the Shares:

         (a) Conversion of Securities. Each Share issued and outstanding immediately prior to the Effective Time (excluding any Shares to be canceled pursuant to Section 1.06(b) and any Dissenting Shares as defined in Section 1.09) shall be converted, subject to Section 1.06(f), into the right to receive
0.928 shares (the "EXCHANGE RATIO") of validly issued, fully paid and nonassessable shares of Parent Common Stock, $0.001 par value per share ("PARENT COMMON SHARES").

         (b) Cancellation. Each Share owned by the Company, Parent, Merger Sub or any direct or indirect wholly owned subsidiary of the Company or Parent immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be canceled and retired without payment of any consideration therefor and cease to exist.

         (c) Assumption of Stock Options.

                  (i) At the Effective Time, each outstanding option to purchase Company Common Stock (a "STOCK OPTION") granted under the Company's 1993, 1995, 1996, 1998 and 1999 Incentive Compensation Plans and the 1999 Director Stock Plan (collectively, the "COMPANY STOCK OPTION PLANS"), whether vested or unvested, and each right to purchase Company Common Stock under the Company's 1999 Employee Stock Purchase Plan ("Stock Purchase Right") shall be deemed assumed by Parent and deemed to constitute an option or stock purchase right to acquire, on the same terms and conditions as were applicable under such Stock Option or Stock Purchase Right prior to the Effective Time, and in the case of a Stock Option, the number (rounded down to the nearest whole number) of Parent Common Shares as the holder of such Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time (not taking into account whether or not such option was in fact exercisable), at a price per share rounded up to the nearest whole cent equal to (x) the aggregate exercise price for Company Common Stock otherwise purchasable pursuant to such Stock Option divided by
         (y) the number of Parent Common Shares deemed purchasable pursuant to such Stock Option; provided, however, that the vesting schedule of the assumed options shall continue to be determined by reference to the applicable Company Stock Option Plan.

                  (ii) As soon as practicable after the Effective Time, Parent shall deliver to each holder of an outstanding Stock Option or Stock Purchase Right an appropriate notice setting forth such holder's rights pursuant thereto and such Stock Option or Stock Purchase Right shall continue in effect on the same terms and conditions (including any applicable anti-dilution provisions, and subject to the adjustments required by this Section 1.06(c) after giving effect to the Merger). Parent shall comply with the terms of all such Stock Options and Stock Purchase Rights and ensure, to the extent required by, and subject to the provisions of, the applicable Company Stock Option Plan or the 1999 Employee Stock Purchase Plan that any Stock Options or Stock Purchase Rights which qualified for special tax treatment prior to the Effective Time continue to so qualify after the Effective Time. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of Parent Common Shares for delivery pursuant to the terms set forth in this Section 1.06(c).

                  (iii) As soon as practicable, but in no event later than thirty (30) days after the Effective Time, Parent shall file with the SEC an amendment to its existing registration statement on Form S-8 or file a new registration statement on Form S-8 covering the shares of Parent Common Stock issuable pursuant to the exercise of Stock Options assumed by Parent and the Stock Purchase Rights under the Company's 1999 Employee Stock Purchase Plan.

         (d) Common Stock of Merger Sub. Each share of the common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for a validly issued, fully paid and nonassessable share of common stock of the Surviving Company. Each share certificate of Merger Sub evidencing ownership of any such shares shall evidence, from and after the Effective Time, ownership of such shares of the Surviving Company.

         (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any share split, reverse split, share dividend (including any dividend or distribution of securities convertible into Parent Common Shares or Company Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Shares or Company Common Stock occurring after the date hereof and prior to the Effective Time.

         (f) Fractional Shares. No fraction of a Parent Common Share will be issued, but in lieu thereof each holder of Company Common Stock who would otherwise be entitled to a fraction of a Parent Common Share (after aggregating all fractional Parent Common Shares to be received by such holder) shall receive from Parent an amount of cash (rounded up to the nearest whole cent), without interest, equal to the product of (i) such fraction, multiplied by (ii) the closing price of a Parent Common Share on the Nasdaq National Market on the last trading day immediately prior to the Effective Time (as reported in the Wall Street Journal or, if not reported therein, any other authoritative source).

         SECTION 1.07. Exchange of Certificates.

         (a) Exchange Agent. Parent shall supply, or shall cause to be supplied, to or for the account of a bank or trust company designated by Parent (the "EXCHANGE AGENT"), in trust for the benefit of the holders of Company Common Stock (other than Dissenting Shares), for exchange in accordance with this
Section 1.07, through the Exchange Agent, certificates evidencing the Parent Common Shares issuable pursuant to Section 1.06 in exchange for outstanding Shares. Parent shall make available to the Exchange Agent from time to time as needed, cash sufficient to pay cash in lieu of fractional shares.

         (b) Exchange Procedures. On or prior to the tenth (10) Business Day after the Effective Time, Parent will instruct the Exchange Agent to mail to each holder of record of a certificate or certificates which immediately prior to the Effective Time evidenced outstanding Shares (other than Dissenting Shares) (the "CERTIFICATES") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify) and (ii) instructions to effect the surrender of the Certificates in exchange for the certificates evidencing Parent Common Shares and, in lieu of any fractional shares thereof, cash. Upon surrender of a Certificate to the Exchange Agent for cancellation together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) certificates evidencing that number of whole Parent Common Shares which such holder has the right to receive in accordance with the Exchange Ratio in respect of the Shares formerly evidenced by such Certificate, (B) any dividends or other distributions with respect to Shares to which such holder was entitled to receive prior to the Effective Time, and (C) cash in lieu of fractional Parent Common Shares to which such holder is entitled pursuant to Section 1.06(f) (the Parent Common Shares, dividends, distributions and cash described in clauses (A)-(C) delivered for each Share being, collectively, the "MERGER CONSIDERATION"), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company as of the Effective Time, Parent Common Shares and cash may be issued and paid in accordance with this Article I to a transferee if the Certificate evidencing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer pursuant to this Section 1.07(b) and by evidence that any applicable stock/share transfer taxes have been paid. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented Shares will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full Parent Common Shares into which such Shares shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.06.

         (c) Distributions With Respect to Unexchanged Parent Common Shares. No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Parent Common Shares they are entitled to receive until the holder of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Parent Common Shares issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Shares and cash in lieu of any fractional Parent Common Share pursuant to
Section 1.06(f) above.

         (d) Transfers of Ownership. If any certificate for Parent Common Shares is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for Parent Common Shares in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

         (e) No Liability. Neither Parent, Merger Sub nor the Company shall be liable to any holder of Shares for any Merger Consideration (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

         (f) Withholding Rights. Parent or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

         SECTION 1.08. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, the Merger Consideration delivered upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares, and there shall be no further registration of transfers on the records of the Surviving Company of Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article I.

         SECTION 1.09. Dissenting Shares.

         (a) Notwithstanding any provision of this Agreement to the contrary, any shares of capital stock of the Company held by a holder who has exercised appraisal rights for such shares in accordance with the DGCL and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights ("DISSENTING SHARES"), shall not be converted into or represent a right to receive Merger Consideration pursuant to Section 1.06, but the holder thereof shall only be entitled to such rights as are granted under the DGCL.

         (b) Notwithstanding the provisions of subsection (a), if any holder of Dissenting Shares shall effectively withdraw or lose (through failure to perfect or otherwise) such holder's appraisal rights, then, as of the later of the Effective Time or the occurrence of such event, such holder's shares shall automatically be converted into and represent only the right to receive the Merger Consideration, without interest thereon, upon surrender of the certificate or certificates representing such Dissenting Shares.

         (c) The Company shall give Parent (i) prompt notice of any written demands received by the Company to require the Company to purchase shares of capital stock of the Company pursuant to the DGCL, withdrawals of such demands, and any other instruments served pursuant to the DGCL and received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any such demands or offer to settle or settle any such demands.

         SECTION 1.10. Lost, Stolen or Destroyed Certificate. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Parent Common Shares and cash as may be required pursuant to Section 1.06; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

         SECTION 1.11. Tax and Accounting Consequences. It is intended by the parties here to that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code. The parties hereto hereby adopt this Agreement as a "plan of reorganization" within the meaning of Section 368 of the Code.

         SECTION 1.12. Material Adverse Effect. When used in connection with the Company or any of its subsidiaries, or Parent or any of its respective subsidiaries, as the case may be, the term "MATERIAL ADVERSE EFFECT" means any change or effect that, individually or in the aggregate, is or is reasonably likely to be materially adverse to the business, prospects, assets (including intangible assets), financial condition or results of operations of the Company and its subsidiaries (a "COMPANY MATERIAL ADVERSE EFFECT") or Parent and its respective subsidiaries (a "PARENT MATERIAL ADVERSE EFFECT"), respectively, in each case taken as a whole, but other than those adverse effects occurring as a result of the execution of this Agreement, the consummation of the transactions contemplated hereby or general market or industry conditions.

                                   ARTICLE II

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

         The Company hereby represents and warrants to Parent and Merger Sub that, except as set forth in the written disclosure schedule previously delivered by the Company to Parent, the paragraphs of which are numbered to correspond to the Sections of this Agreement (the "COMPANY DISCLOSURE SCHEDULE"):

         SECTION 2.01. Organization and Qualification; Subsidiaries.

         The Company and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("APPROVALS") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such power, authority and Approvals would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company and each subsidiary is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Company Material Adverse Effect. The Company's subsidiaries are the only entities in which the Company has any equity interest.

         SECTION 2.02. Charter Documents. The Company has heretofore furnished to Parent a complete and correct copy of the charter documents (including the articles or certificate of incorporation and bylaws, if any), as most recently amended to date of the Company and each of its subsidiaries. Each such charter document is in full force and effect. Neither the Company nor any subsidiary is in violation of any of the provisions of its respective charter documents.

         SECTION 2.03. Capitalization. The authorized capital stock of the Company consists of shares of Company Common Stock and shares of Preferred Stock. As of

October 31, 1999, (i) 14,261,607 shares of Company Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, (ii) no shares of Company Common Stock were held in the Company's treasury or by any subsidiary, (iii) no shares of Company Preferred Stock were issued and outstanding, (iv) 1,963,441 shares of Company Common Stock were reserved for future issuance pursuant to outstanding employee stock options granted pursuant to the Company's Stock Option Plans and (v) 400,000 shares of Company Common Stock were reserved for issuance pursuant to the Company's Employee Stock Purchase Plan. No shares of Company Common Stock have been issued between October 31, 1999 and the date hereof, other than pursuant to the Company's Stock Option Plans. Except as set forth in Sections 2.03, 2.08 or 2.10 of the Company Disclosure Schedule, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued shares (or other equity interests) of the Company or of any subsidiary or obligating the Company or any subsidiary to issue or sell any shares of, or other equity interests in, the Company or any subsidiary. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. There are no obligations, contingent or otherwise, of the Company or of any subsidiary to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the shares of any subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any subsidiary or any other entity other than guarantees of bank obligations of a subsidiary entered into in the ordinary course of business. None of the options, warrants, rights, agreements, arrangements or commitments identified in Section 2.03 or 2.10 of the Company Disclosure Schedule provide that, absent action by the board of directors of the Company or a committee thereof, upon exercise or conversion the holder thereof shall receive cash, and no such action of the board of directors or a committee thereof has been taken. Except as set forth in Section 2.03 of the Company Disclosure Schedule, all of the outstanding shares of each subsidiary (and all shares to be issued prior to the Effective Time) are or will be duly authorized, validly issued, fully paid and nonassessable, and all such shares are or will be owned by the Company free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges, encumbrances or rights or interests of others of any nature whatsoever (collectively, "LIENS"), other than Liens for taxes not yet due and payable.

         SECTION 2.04. Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and subject to obtaining any necessary stockholder approval of this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the approval and adoption of the Merger by at least a majority of the holders of the outstanding Shares entitled to vote in accordance with the DGCL and the Company's certificate of incorporation and bylaws). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, as applicable, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms. The board of directors of the Company has determined that it is advisable and in the best interest of the Company's stockholders for the Company to enter into a strategic business combination with Parent upon the terms and subject to the conditions of this Agreement, and has recommended that the Company's stockholders approve and adopt this Agreement and the transactions contemplated hereby.

         SECTION 2.05. SEC Filings; Financial Statements.

         (a) The Company has filed all forms, reports, exhibits and other documents required to be filed with the Securities and Exchange Commission (the "SEC") since July 31, 1999 and has made available to Parent (i) its Quarterly Report on Form 10-Q for the period ended July 31, 1999 and its Annual Reports on Form 10-K for the period ended October 31, 1997 and October 31, 1998, respectively, (ii) all proxy statements relating to the Company's meetings of stockholders (whether annual or special) held since October 31, 1997, (iii) all other reports or registration statements (other than reports on Forms 3, 4 or 5 filed on behalf of affiliates of the Company) filed by the Company with the SEC since October 31, 1998, (iv) all amendments and supplements to all such reports and registration statements filed by the Company with the SEC (collectively, the "COMPANY SEC Reports") and (v) documents which the Company will be required to file. The Company SEC Reports (i) were prepared in accordance with the requirements of the Securities Act of 1933, as amended (the "Securities Act") or the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the SEC's rules thereunder (collectively, the "Federal Securities Laws"), as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No subsidiary is required to file any forms, reports or other documents with the SEC.

         (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports was prepared in accordance with U.S. generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the consolidated financial position of the Company and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows and stockholder equity for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

         (c) The Company has heretofore furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

         SECTION 2.06. Absence of Certain Changes or Events. Except as set forth in Section 2.06 of the Company Disclosure Schedule or the Company SEC Reports, since July 31, 1999, the Company has conducted its business in the ordinary course and there has not occurred: (i) any Company Material Adverse Effect; (ii) any amendments or changes in the certificate of incorporation or bylaws of the Company; (iii) any damage to, destruction or loss of any asset of the Company, (whether or not covered by insurance) that could have a Company Material Adverse Effect; (iv) any change by the Company in its accounting methods, principles or practices; (v) any revaluation of any of the Company's or any subsidiary's assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; (vi) any sale, pledge, disposition of or encumbrance upon a material amount of property of the Company or of any subsidiary, except in the ordinary course of business and consistent with past practice; (vii) any material Tax (as defined below) election inconsistent with past practices or the settlement or compromise of any material Tax liability; (viii) any declaration, issuance or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof); or (ix) the creation of any indebtedness for borrowed money or the issuance of any debt securities or the assumption, guarantee (other than guarantees of bank debt of a subsidiary entered into in the ordinary course of business) or endorsement or other accommodation whereby the Company became responsible for, the obligations of any person, or the making of any loans or advances, except in the ordinary course of business consistent with past practice.

         SECTION 2.07. No Undisclosed Liabilities. Except as is disclosed in
Section 2.07 of the Company Disclosure Schedule and in the Company SEC Reports, neither the Company nor any subsidiary has any liabilities (absolute, accrued, contingent or otherwise) which are, in the aggregate, material to the business, operations or financial condition of the Company and its subsidiaries taken as a whole, except liabilities (a) adequately provided for in the Company's audited balance sheet (including any related notes thereto) for the fiscal year ended October 31, 1998, (b) incurred in the ordinary course of business and not required under U.S. GAAP to be reflected on such balance sheet; or (c) incurred since July 31, 1999 in the ordinary course of business and consistent with past practice, and liabilities incurred in connection with this Agreement.

         SECTION 2.08. Material Contracts; No Violation.(a) Section 2.08(a) of the Company Disclosure Schedule includes a list of (i) all joint venture, technology sharing and noncompetition agreements to which the Company or any of its subsidiaries is a party or has any obligation; (ii) all material intellectual property licensing agreements other than commercial shrinkwrap licenses; (iii) all material agreements between the Company and any consultant, employee, officer or director; (iv) all material distribution agreements; and
(v) all agreements, contracts or other instruments (including all amendments thereto) which, as of the date hereof, will be required to be filed by the Company with the SEC pursuant to the requirements of the Exchange Act as "material contracts" and have not been filed ((i) through (v) collectively with all agreements, contracts and other instruments (including amendments thereto) which have been filed by the Company with the SEC, being, collectively, the "Material Contracts") of the Company and its subsidiaries. The Company has made available to Parent prior to the date hereof, true, correct and complete copies in all material respects of each such Material Contract.

         (b) Except as set forth in Section 2.08(b) of the Company Disclosure Schedule, (i) neither the Company nor any subsidiary has breached, is in default under, or has received written notice of any breach of or default under, any Material Contract, (ii) to the best knowledge of the Company, no other party to any of the Material Contracts has breached or is in default of any of its obligations thereunder, and (iii) each of the Material Contracts is in full force and effect, except in any such case for breaches, defaults or failures to be in full force that in the aggregate do not constitute a Company Material Adverse Effect.

         (c) Except as set forth in Section 2.08 of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, and the consummation by the Company of the transactions contemplated hereby will not,
(i) conflict with or violate the certificate of incorporation or bylaws of the Company, (ii) conflict with or violate any federal, foreign, state or provincial law, rule, regulation, order, judgment or decree (collectively, "LAWS") applicable to the Company or any subsidiary or by which any of their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company's or any subsidiary's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, any contract, or result in the creation of a Lien on any of the properties or assets of the Company or any subsidiary pursuant to, any Material Contract or other note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any subsidiary is a party or by which the Company or any subsidiary or any of their respective properties are bound or affected, except in the case of clauses (ii) and (iii) for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, have a Company Material Adverse Effect.

         SECTION 2.09. Absence of Litigation. Except as set forth in Section
2.09 of the Company Disclosure Schedule or the Company SEC Reports, (i) there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or against any subsidiary and (ii) there is no judgment, decree, injunction, rule or order outstanding against the Company or its subsidiaries other than, in each case, those that the outcome of which, individually or in the aggregate, would not have a Company Material Adverse Effect or a material adverse effect on the Company's ability to consummate the Merger.

         SECTION 2.10. Employee Benefit Plans; Employment Agreements.

         (a) For purposes of this Section 2.10: "ERISA" means the Employee Retirement Income Security Act of 1974, as amended; "COMPANY ERISA AFFILIATE" means any trade or business (whether or not incorporated) which is a member of a controlled group including the Company or which is under common control with the Company or any subsidiary of the Company; and "COMPANY EMPLOYEE PLANS" means all bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other fringe or employee benefit plans, programs or arrangements, and any current or former employment or executive compensation or severance agreements, written or otherwise, for the benefit of, or relating to, any employee of the Company, as well as each such plan with respect to which the Company or a Company ERISA Affiliate could incur liability under applicable law (if such plan has been or were terminated), and excluding agreements with former employees under which the Company has no remaining monetary obligations.

         (b) None of the Company Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person other than coverage mandated by applicable law or benefits, the full cost of which is borne by the retiree.

         (c) Except as would not have a Company Material Adverse Effect: (i) the Company and its subsidiaries have complied with ERISA, the Code and all laws and regulations applicable to the Company Employee Plans and each Company Employee Plan has been maintained and administered in compliance with its terms; and (ii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is the subject of a favorable determination letter from the Internal Revenue Service (the "IRS"), and nothing has occurred which may reasonably be expected to impair such determination.

         (d) Neither the Company nor its subsidiaries have incurred any liability under Title IV of ERISA (other than liability for premiums to the Pension Benefit Guaranty Corporation arising in the ordinary course). No Company Employee Plan has incurred an "accumulated funding deficiency" (within the meaning of Section 302 of ERISA or Section 412 of the Code), whether or not waived. To the knowledge of the Company, there are not any facts or circumstances that would materially change the funded status of any Company Employee Plan that is a "defined benefit" plan (as defined in Section 3(35) of ERISA) since the date of the most recent actuarial report for such plan. No Company Employee Plan is a "multiemployer plan" within the meaning of Section 3(37) of ERISA.

         (e) With respect to each of the Company Employee Plans that is subject to Title IV of ERISA, the present value of accrued benefits under each such plan did not, as of its latest valuation date, exceed the then current value of the aggregate assets of such plans allocable to the payment of such benefits.

         SECTION 2.11. Labor Matters. Except as set forth in Section 2.11 of the Company Disclosure Schedule, (i) there are no controversies pending or, to the knowledge of the Company or any of its subsidiaries, threatened, between the Company or any of its subsidiaries and any of their respective employees, which controversies have or may reasonably be expected to have a Company Material Adverse Effect; (ii) neither the Company nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by the Company or by any of its subsidiaries nor does the Company or any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees, and (iii) neither the

Company nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of the Company or of any of its subsidiaries.

         SECTION 2.12. Disclosure Documents. The proxy statement of the Company to be filed with the SEC in connection with the Merger (the "COMPANY PROXY STATEMENT") and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act. At the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company and at the time such stockholders vote on the approval and adoption of this Agreement, the Company Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. The foregoing representations and warranties will not apply to statements or omissions included in the Company Proxy Statement or any amendment or supplement thereto based upon information furnished to the Company by Parent for use therein. None of the information furnished to Parent for use in (or incorporation by reference in) the Registration Statement (as defined in Section 3.11) or any amendment or supplement thereto will contain, at the time the Registration Statement or any amendment or supplement thereto becomes effective or at the Effective Time, any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements contained therein not misleading.

         SECTION 2.13. Taxes.

         (a) For purposes of this Agreement, "TAX" or "TAXES" shall mean taxes, fees, levies, duties, tariffs, imposts and governmental impositions or charges of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority, including (without limitation) (i) income, franchise, profits, gross receipts, ad valorem, net worth, goods and services, fringe benefits, withholding, sales, use, service, real or personal property, special assessments, Common Stock, license, payroll, withholding, employment, social security, accident compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes and (ii) interest, penalties, additional taxes and additions to tax imposed with respect thereto; and "TAX RETURNS" shall mean returns, reports and information statements with respect to Taxes required to be filed with the IRS or any other taxing authority, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns.

         (b) The Company has furnished all Tax Returns filed by the Company and its subsidiaries for all periods ending on or after October 31, 1995. Except as disclosed on Schedule 2.13(b) of the Company Disclosure Schedule, the Company and each subsidiary have filed all United States federal income Tax Returns and all other material Tax Returns required to be filed by them, and have duly paid or made adequate provision on their books for the payment of all Taxes which have been incurred or are due and payable. Except as disclosed on Schedule 2.13(b) of the Company Disclosure Schedule

(i) there are no pending audits, examinations or proposed audits or examinations of any tax returns filed by the Company or by any subsidiary, (ii) there are no other Taxes that would be due if asserted by a taxing authority, except with respect to which the Company or applicable subsidiary is maintaining reserves to the extent currently required unless the failure to do so does not have a Material Adverse Effect, and (iii) neither the Company nor any subsidiary has given or been requested to give waivers or extensions of any statute of limitations relating to the payment of Taxes for which the Company or any subsidiary may be liable. Except as set forth on Schedule 2.13(b) of the Company Disclosure Schedule, as of the date of this Agreement the consolidated Tax Returns of the Company and its subsidiaries have been audited by the IRS (or the appropriate statute of limitations has expired) for all fiscal years through October 31, 1998.

         (c) Except as set forth on Schedule 2.13(c) of the Company Disclosure Schedule, neither the Company nor any subsidiary: (i) is a party to any agreement providing for the allocation, payment or sharing of taxes among the Company, its subsidiaries, or any third parties; or (ii) has an application pending with respect to any Tax requesting permission for a change in accounting method.

         SECTION 2.14. Environmental Matters. Each of the Company and its subsidiaries has obtained all licenses, permits, authorizations, approvals and consents from Governmental or Regulatory Authorities which are required under any applicable Environmental Law (as defined below) in respect of its business or operations ("ENVIRONMENTAL PERMITS"), except for such failures to have Environmental Permits which, individually or in the aggregate, are not reasonably expected to have a Company Material Adverse Effect. Each of such Environmental Permits is in full force and effect and each of the Company and its subsidiaries is in compliance with the terms and conditions of all such Environmental Permits and with any applicable Environmental Law, except for such failures to be in compliance which, individually or in the aggregate, are not reasonably expected to have a Company Material Adverse Effect.

         (b) There is no Environmental Claim (as defined below) pending or to the knowledge of the Company threatened against the Company or any of its subsidiaries or to the knowledge of the Company, pending or threatened against any person or entity whose liability for any Environmental Claim the Company or any of its subsidiaries has or may have retained or assumed either contractually or by operation of law that is reasonably expected to have a Company Material Adverse Effect.

         (c) To the knowledge of the Company, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, threatened release or presence of any Hazardous Material (as defined below) which could form the basis of any Environmental Claim against the Company or any of its subsidiaries, or to the knowledge of the Company, against any person or entity whose liability for any Environmental Claim the Company or any of its subsidiaries has or may have retained or assumed either contractually or by operation of law, except for such liabilities which, individually or in the aggregate, are not reasonably expected to have a Company Material Adverse Effect.

         (d) To the knowledge of the Company, no site or facility now or previously owned, operated or leased by the Company or any of its subsidiaries is listed or proposed for listing on the National Priorities List promulgated pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, and the rules and regulations thereunder ("CERCLA").

         (e) No Liens have arisen under or pursuant to any Environmental Law on any site or facility owned, operated or leased by the Company or any of its subsidiaries, other than any such Liens which would not, individually or in the aggregate, have a Company Material Adverse Effect, and no action of any Governmental or Regulatory Authority (as defined below) has been taken or, to the knowledge of the Company, is in process which could subject any of such properties to such Liens.

         (f) To the best of the Company's knowledge, the Company has delivered or otherwise made available for inspection to the Parent true, complete and correct copies and results of any material reports, studies, analyses, tests or monitoring possessed or initiated by the Company or any of its subsidiaries pertaining to Hazardous Materials in, on, beneath or adjacent to any property currently or formerly owned, operated or leased by the Company or any of its subsidiaries, or regarding the Company's or any of its subsidiaries' compliance with applicable Environmental Laws.

         (g) As used herein: (i) "GOVERNMENTAL OR REGULATORY AUTHORITY" means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision; (ii) "ENVIRONMENTAL CLAIM" means any claim, action, cause of action, investigation or notice (written or oral) by any person or entity alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (A) the presence, or release or threatened release, of any Hazardous Materials at any location, whether or not owned or operated by the Company or any of its subsidiaries, or (B) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law; (iii) "ENVIRONMENTAL LAW" means any law or order of any Governmental or Regulatory Authority relating to the regulation or protection of human health, safety or the environment or to emissions, discharges, releases or threatened releases of Hazardous Material, pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes into the environment; and (iv) "HAZARDOUS MATERIAL" means (A) any petroleum or petroleum products, flammable materials, radioactive materials, friable asbestos, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing regulated levels of polychlorinated biphenyls (PCBs); (B) any chemicals or other materials or substances which are now or hereafter become defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants" or words of similar import under any Environmental Law; and
(C) any other chemical or other material or substance, exposure to which is now or hereafter prohibited, limited or regulated by any Governmental or Regulatory Authority under any Environmental Law.

         SECTION 2.15. Brokers. No broker, finder or investment banker (other than Hambrecht & Quist, LLC ("H&Q")) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and H&Q pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereunder.

         SECTION 2.16. Full Disclosure. No statement contained in any representation or warranty contained herein or any statement contained in any certificate or schedule furnished or to be furnished by the Company or by any subsidiary to Parent or Merger Sub in, or pursuant to the provisions of, this Agreement contains or shall contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in the light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

         SECTION 2.17. Opinion of Financial Advisor. The Company has been advised by its financial advisor, H&Q, that, in its opinion, as of the date of this Agreement, the Exchange Ratio is fair from a financial point of view to the Company's stockholders and has delivered a written copy of such opinion dated the date hereof to Parent.

         SECTION 2.18. Intellectual Property.

         (a) The Company, directly or indirectly, owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how and tangible or intangible proprietary information, inventions, trade secrets, processes or material that are required for the conduct of the business of the Company and its subsidiaries as currently conducted (the "COMPANY INTELLECTUAL PROPERTY RIGHTS"). Section 2.19 of the Company Disclosure Schedule contains a list of all registered Company Intellectual Property Rights and the jurisdictions where such registrations have been made.

         Either the Company or a subsidiary is the sole and exclusive owner of, or the exclusive or non-exclusive licensee of, with all right, title and interest in and to (free and clear of any Liens), the Company Intellectual Property Rights, and, in the case of Company Intellectual Property Rights owned by the Company or a subsidiary, has sole and exclusive rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which the Company Intellectual Property Rights are being used. To the knowledge of the Company, there is no unauthorized use, infringement or misappropriation by the Company or any of its subsidiaries of any patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how and tangible or intangible proprietary information, inventions, trade secrets or processes of any third party. All registered patents, trademarks, service marks and copyrights held by the Company are valid and subsisting. To the knowledge of the Company, there is no unauthorized use, infringement or misappropriation of any of the Company Intellectual Property Rights by any third party, including any employee or former employee of the Company or any subsidiary. No Company Intellectual Property Right or product of the Company or any subsidiary is subject to any outstanding decree, order, judgment, or stipulation restricting in any manner the licensing thereof by the Company or any subsidiary, except to the extent any such restriction does not constitute a Company Material Adverse Effect. Neither the Company nor any subsidiary has entered into any agreement under which the Company or any subsidiary is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market, except to the extent any such restriction does not constitute a Company Material Adverse Effect. Each of the Company and its subsidiaries has used all commercially reasonable efforts to (i) assert and enforce (and in connection with patent, copyright and trademark rights, register) all patent, copyright, trademark and trade secret rights of the Company and its subsidiaries (ii) protect through nondisclosure agreements or other appropriate means all trade secrets and confidential information of the Company and its subsidiaries, and (iii) otherwise to secure and protect for the Company's benefit all Company Intellectual Property Rights of the Company. Each employee, officer and consultant of the Company and each of its subsidiaries has executed a proprietary information and inventions agreement substantially in the form provided by the Company to Parent. The execution of this Agreement and the consummation of the transactions contemplated hereby will not impair or invalidate in any way any of the Company Intellectual Property Rights.

         SECTION 2.19. Change in Control Payments. Neither the Company nor any of its subsidiaries have any plans, programs or agreements to which they are parties, or to which they are subject, pursuant to which payments (or acceleration of benefits) may be required upon, or may become payable directly or indirectly as a result of, a change of control of the Company. The Board of Directors of the Company has determined in connection with the authorization of the execution of this Agreement that such execution does not constitute a change in control transaction within the meaning of its Stockholder Rights Plan.

         SECTION 2.20. Antitakeover Statutes. The board of directors of the Company has approved this Agreement and the transactions contemplated hereby and neither Section 203 of the DGCL nor any other antitakeover or similar statute or regulation applies or purports to apply to the transactions contemplated hereby.

         SECTION 2.21. Title to Property. The Company and its subsidiaries own or lease no material real property other than as set forth in Section 2.21 of the Company Disclosure Schedule or the Company SEC Reports. Except as reflected in the Company's financial statements included in the Company SEC Reports, each of the Company and its subsidiaries has good and defensible title to all of its respective properties and assets, free and clear of all Liens except Liens for taxes not yet due and payable; and, to the knowledge of the Company, all leases pursuant to which the Company or any subsidiary leases from others material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, to the knowledge of the Company, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which the Company or any of its subsidiaries, as applicable, has not taken adequate steps to prevent such a default from occurring).

         SECTION 2.22. Year 2000 Matters. Any reprogramming required to permit the proper functioning in and following the year 2000 of computer systems and other equipment containing embedded microchips, in either case owned or operated by the Company or any of its subsidiaries or used or relied upon in the conduct of their respective businesses (including any systems and other equipment supplied by others or with which the computer systems of the Company or any of its subsidiaries interface) has been completed. The testing of all such systems and other equipment as so reprogrammed has been completed. The costs to the Company and its subsidiaries for such reprogramming and testing and for other foreseeable consequences to them of any improper functioning of other computer systems and equipment containing embedded microchips due to the occurrence of the year 2000 will not have a Company Material Adverse Effect.

         SECTION 2.23. Company Rights Plan. Under the Shareholder Rights Plan, the transactions contemplated by this Agreement will not cause a distribution date (as defined therein) to occur or cause the rights issued pursuant to the Shareholder Rights Plan to become exercisable, and as a result of the terms of the Shareholder Rights Plan such rights will be cancelled and cease to exist immediately prior to the Effective Time.

         SECTION 2.24. Accounts Receivable. Section 2.24 of the Company Disclosure Schedule provides an accurate and complete breakdown and aging of all accounts receivable of the Company as of November 2, 1999. All existing accounts receivable of the Company represent valid obligations of customers of the Company arising from bona fide transactions entered into in the ordinary course of business and are current and where known collection problems exist, such problems have been disclosed in Section 2.24 of the Company Disclosure Schedule.



                                   ARTICLE III

             REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

         Parent and Merger Sub hereby represent and warrant to the Company that, except as set forth in the written disclosure schedule previously delivered by Parent to the Company, the paragraphs of which are numbered to correspond to the Sections of this Agreement (the "PARENT DISCLOSURE SCHEDULE"):

         SECTION 3.01. Organization and Qualification; Subsidiaries.

         Parent and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to have such power, authority and Approvals would not, individually or in the aggregate, have a Parent Material Adverse Effect. Parent and each of its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that would not, either individually or in the aggregate, have a Parent Material Adverse Effect.

         SECTION 3.02. Certificate of Incorporation and Bylaws. Parent has heretofore furnished to the Company a complete and correct copy of the Certificate of Incorporation and Bylaws, as amended to date, of Parent and the Certificate of Incorporation and Bylaws, as amended to date, of Merger Sub. Such Certificates of Incorporation and Bylaws of Parent and Merger Sub are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its Certificate of Incorporation or Bylaws.

         SECTION 3.03. Capitalization.

         (a) The authorized capital stock of Parent consists of (i) shares of Parent Common Stock and (ii) shares of Preferred Stock, $0.001 par value ("PARENT PREFERRED STOCK") were authorized, of which (x) shares of Series A Preferred Stock were authorized, and (y) shares of Series B Preferred Stock were authorized. As of October 15, 1999, (1) 186,018,815 shares of Parent Common Stock were issued and outstanding (including 73,230,302 exchangable shares of JDS Uniphase Canada, Ltd.), (2) 100,000 shares of Series A Preferred Stock were issued and outstanding, (3) one share of Series B Preferred Stock was issued and outstanding, (4) no shares of capital stock were held in its treasury, and (5) 29,434,223 shares of Parent Common Stock were reserved for issuance pursuant to outstanding options under Parent's stock option plans("PARENT'S STOCK OPTION PLANS"). No shares of Parent Common Stock have been issued between October 15, 1999 and the date hereof, except for shares issued upon exercise of options outstanding under Parent's Stock Option Plans. The authorized common stock of Merger Sub consists of 100 shares of common stock, all of which, as of the date hereof, are issued and outstanding. All of the outstanding shares of Parent's and Merger Sub's respective common stock have been duly authorized and validly issued and are fully paid and nonassessable. Except for options outstanding under Parent's Stock Option Plans and as set forth in Section 3.03 of the Parent Disclosure Schedule and as described in the Parent SEC Reports, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued common stock of Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to issue or sell any shares of common stock of, or other equity interests in, Parent or any of its subsidiaries. There are no obligations, contingent or otherwise, of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any Parent Common Shares or the common stock of any subsidiary. Except as set forth in Section 3.03(a) of the Parent Disclosure Schedule or as will not have a Material Adverse Effect, all of the outstanding shares of common stock (or other equity interests) of each of Parent's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares are owned by

Parent or another subsidiary free and clear of all Liens, other than Liens for taxes not yet due and payable.

         (b) The Parent Common Shares to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and shall be available for trading on the Nasdaq National Market.

         SECTION 3.04. Authority Relative to this Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and subject to obtaining any necessary stockholder approval of this Agreement by Merger Sub, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the approval by Parent as sole stockholder of Merger
Sub). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against each in accordance with its terms. The board of directors of Parent has determined that it is advisable and in the best interest of Parent's stockholders for Parent to enter into a strategic business combination with the Company upon the terms and subject to the conditions of this Agreement.


         SECTION 3.05. SEC Filings; Financial Statements.

         (a) Parent has filed all forms, reports, exhibits and other documents required to be filed with the SEC since June 30, 1999 and has heretofore delivered to the Company, in the form filed with the SEC, (i) its Annual Reports on Form 10-K for the fiscal year ended June 30, 1999 and June 30, 1998, respectively, (ii) all proxy statements relating to Parent's meetings of stockholders (whether annual or special) held since June 30, 1998, (iii) all other reports or registration statements (other than Reports on Form 3, 4 or 5 filed on behalf of affiliates of the Parent) filed by Parent with the SEC since June 30, 1998 (iv) all amendments and supplements to all such reports and registration statements filed by Parent with the SEC (collectively, the "PARENT SEC REPORTS") and (v) documents which Parent will be required to file. The Parent SEC Reports (i) were prepared in accordance with the requirements of the Federal Securities Laws, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any forms, reports or other documents with the SEC.

         (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports has been prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

         (c) Parent has heretofore furnished to the Company a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act.

         SECTION 3.06. Absence of Certain Changes or Events. Except as set forth in Section 3.06 of the Parent Disclosure Schedule or the Parent SEC Reports, since June 30, 1999, Parent has conducted its business in the ordinary course and there has not occurred: (i) any Parent Material Adverse Effect; (ii) any amendments or changes in the certificate of incorporation or bylaws of Parent;
(iii) any damage to, destruction or loss of any asset of Parent, (whether or not covered by insurance) that could have a Parent Material Adverse Effect; (iv) any change by Parent in its accounting methods, principles or practices; (v) any revaluation of any of Parent's or any subsidiary's assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; (vi) any sale, pledge, disposition of or encumbrance upon a material amount of property of Parent or of any subsidiary, except in the ordinary course of business and consistent with past practice; (vii) any material Tax (as defined below) election inconsistent with past practices or the settlement or compromise of any material Tax liability.

         SECTION 3.07. No Undisclosed Liabilities. Except as is set forth in the Parent SEC Reports, neither the Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) which are, in the aggregate, material to the business, operations or financial condition of the Parent and its subsidiaries taken as a whole, except liabilities (a) adequately provided for in the Parent's balance sheet (including any related notes thereto) as of June 30, 1999, (b) incurred in the ordinary course of business and not required under U.S. GAAP to be reflected on such balance sheet, or (c) incurred since June 30, 1999 in the ordinary course of business and consistent with past practice, and liabilities incurred in connection with this Agreement.

         SECTION 3.08. Absence of Litigation. Except as set forth in the Parent SEC Reports, (i) there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Parent, threatened against Parent or against any subsidiary and (ii) there is no judgment, decree, injunction, rule or order outstanding against Parent or its subsidiaries, other than, in each case those that the outcome of which, individually or in the aggregate, would not have a Parent Material Adverse Effect or a material adverse effect on Parent's ability to consummate the Merger.

         SECTION 3.09. Labor Matters. Except as set forth in Section 3.09 of the Parent Disclosure Schedule, (i) there are no controversies pending or, to the knowledge of Parent or any of its subsidiaries, threatened between Parent or any of its subsidiaries and any of their respective employees, which controversies have or may reasonably be expected to have a Parent Material Adverse Effect;
(ii) neither Parent nor any of its subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Parent or its subsidiaries nor does Parent or any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees, and (iii) neither Parent nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages, lockouts or threats thereof, by or with respect to any employees of Parent or any of its subsidiaries.

         SECTION 3.10. Disclosure Documents. The registration statement of Parent to be filed with the SEC with respect to the offering of Parent Common Shares in connection with the Merger ("the "REGISTRATION STATEMENT") and any amendments or supplements thereto will, when filed, comply as to form in all material respects with the applicable requirements of the Securities Act. At the time the Registration Statement or any amendment or supplement thereto becomes effective and at the Effective Time, the Registration Statement, as amended or supplemented, if applicable, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements contained therein not misleading. The foregoing representations and warranties will not apply to statements or omissions included in the Registration Statement or any amendment or supplement thereto based upon information furnished to Parent or Merger Sub by the Company for use therein. None of the information furnished to the Company for use in (or incorporation by reference in) the Company Proxy Statement or any amendment or supplement thereto will contain, at the time the Company Proxy Statement or any amendment or supplement thereto is first mailed to stockholders of the Company or at any time the stockholders vote on the approval and adoption of this Agreement, any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading.

         SECTION 3.11. Taxes. Except as disclosed on Schedule 3.11(b) of the Parent Disclosure Schedule, Parent and its subsidiaries have filed all United States federal income Tax Returns and all other material Tax Returns required to be filed by them, and have duly paid or made adequate provision on their books for the payment of all taxes which have been incurred or are due and payable.

         SECTION 3.12. Environmental Matters.

         (a) Each of the Parent and its subsidiaries has obtained all Environmental Permits, except for such failures to have Environmental Permits which, individually or in the aggregate, are not reasonably expected to have a Parent Material Adverse Effect. Each of such Environmental Permits is in full force and effect and each of the Parent and its subsidiaries is in compliance with the terms and conditions of all such Environmental Permits and with any applicable Environmental Law, except for such failures to be in compliance which, individually or in the aggregate, are not reasonably expected to have a Parent Material Adverse Effect.

         (b) Except as described in the Parent SEC Reports, there is no Environmental Claim pending or to the knowledge of the Parent threatened against the Parent or any of its subsidiaries or to the knowledge of the Parent, against any person or entity whose liability for any Environmental Claim the Parent or any of its subsidiaries has or may have retained or assumed either contractually or by operation of law that is reasonably expected to have a Parent Material Adverse Effect.

         (c) Except as described in the Parent SEC Reports, to the knowledge of Parent, there are no past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, threatened release or presence of any Hazardous Material which could form the basis of any Environmental Claim against Parent or any of its subsidiaries, or to the knowledge of Parent, against any person or entity whose liability for any Environmental Claim Parent or any of its subsidiaries has or may have retained or assumed either contractually or by operation of law, except for such liabilities which, individually or in the aggregate, are not reasonably expected to have a Parent Material Adverse Effect.

         (d) To the knowledge of Parent, no site or facility now or previously owned, operated or leased by Parent or any of its subsidiaries is listed or proposed for listing on the National Priorities List promulgated pursuant to CERCLA.

         (e) No Liens have arisen under or pursuant to any Environmental Law on any site or facility owned, operated or leased by Parent or any of its subsidiaries, other than any such Liens which would, individually or in the aggregate, have a Parent Material Adverse Effect, and no action of any Governmental or Regulatory Authority has been taken or, to the knowledge of Parent, is in process which could subject any of such properties to such Liens.

         SECTION 3.13. Brokers. No broker, finder or investment banker (other than Banc of America Securities LLC ("BAS") is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub. Parent has heretofore furnished to the Company a complete and correct copy of all agreements between Parent and BAS pursuant to which such firm would be entitled to any payment relating to the transaction contemplated hereunder.

         SECTION 3.14. Full Disclosure. No statement contained in any representation or warranty contained herein or any statement contained in any certificate or schedule furnished or to be furnished by Parent or Merger Sub to the Company in, or pursuant to the provisions of, this Agreement contains or will contain any untrue statement of a material fact or omits or shall omit to state any material fact necessary, in light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

         SECTION 3.15. Opinion of Financial Advisor. Parent has been advised by its financial advisor, BAS, that, in its opinion, as of the date of this Agreement, the Exchange Ratio is fair from a financial point of view to Parent and has delivered a written copy of such opinion dated the date hereof to the Company.

         SECTION 3.16. Intellectual Property.

         (a) Parent, directly or indirectly, owns, or is licensed or otherwise possesses legally enforceable rights to use, all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how and tangible or intangible proprietary information, inventions, trade secrets, processes or material that are required for the conduct of the business of Parent and its subsidiaries as currently conducted (the "PARENT INTELLECTUAL PROPERTY RIGHTS"). Section 3.17 of the Parent Disclosure Schedule contains a list of all registered Parent Intellectual Property Rights and the jurisdictions where such registrations have been made.

         Either Parent or a subsidiary is the sole and exclusive owner of, or the exclusive or non-exclusive licensee of, with all right, title and interest in and to (free and clear of any Liens), the Parent Intellectual Property Rights, and, in the case of Parent Intellectual Property Rights owned by Parent or a subsidiary, has sole and exclusive rights (and is not contractually obligated to pay any compensation to any third party in respect thereof) to the use thereof or the material covered thereby in connection with the services or products in respect of which the Parent Intellectual Property Rights are being used. To the knowledge of Parent, there is no unauthorized use, infringement or misappropriation by Parent or any of its subsidiaries of any patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how and tangible or intangible proprietary information, inventions, trade secrets or processes of any third party. All registered patents, trademarks, service marks and copyrights held by Parent are valid and subsisting. To the knowledge of Parent, there is no unauthorized use, infringement or misappropriation of any of the Parent Intellectual Property Rights by any third party, including any employee or former employee of Parent or any subsidiary. No Parent Intellectual Property Right or product of Parent or any subsidiary is subject to any outstanding decree, order, judgment, or stipulation restricting in any manner the licensing thereof by Parent or any subsidiary, except to the extent any such restriction does not constitute a Parent Material Adverse Effect. Neither Parent nor any subsidiary has entered into any agreement under which Parent or any subsidiary is restricted from selling, licensing or otherwise distributing any of its products to any class of customers, in any geographic area, during any period of time or in any segment of the market, except to the extent any such restriction does not constitute a Parent Material Adverse Effect. Each of Parent and its subsidiaries has used all commercially reasonable efforts to (i) assert and enforce (and in connection with patent, copyright and trademark rights, register) all patent, copyright, trademark and trade secret rights of Parent and its subsidiaries (ii) protect through nondisclosure agreements or other appropriate means all trade secrets and confidential information of Parent and its subsidiaries, and (iii) otherwise to secure and protect for Parent's benefit all Parent Intellectual Property Rights of Parent. Each employee, officer and consultant of Parent and each of its subsidiaries has executed a proprietary information and inventions agreement substantially in the form provided by Parent to the Company. The execution of this Agreement and the consummation of the transactions contemplated hereby will not impair or invalidate in any way any of the Parent Intellectual Property Rights.

         SECTION 3.17. Title to Property. Parent and its subsidiaries own or lease no material real property other than as set forth in Section 3.18 of the Parent Disclosure Schedule or the Parent SEC Reports. Except as reflected in Parent's financial statements included in the Parent SEC Reports, each of Parent and its subsidiaries has good and defensible title to all of its respective properties and assets, free and clear of all Liens except Liens for taxes not yet due and payable; and, to the knowledge of Parent, all leases pursuant to which Parent or any subsidiary leases from others material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, to the knowledge of Parent, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default and in respect of which Parent or any of its subsidiaries, as applicable, has not taken adequate steps to prevent such a default from occurring).

         SECTION 3.18. Year 2000 Matters. Any reprogramming required to permit the proper functioning in and following the year 2000 of computer systems and other equipment containing embedded microchips, in either case owned or operated by Parent or any of its subsidiaries or used or relied upon in the conduct of their respective businesses (including any systems and other equipment supplied by others or with which the computer systems of Parent or any of its subsidiaries interface) has been completed. The testing of all such systems and other equipment as so reprogrammed has been completed. The costs to Parent and its subsidiaries for such reprogramming and testing and for other foreseeable consequences to them of any improper functioning of other computer systems and equipment containing embedded microchips due to the occurrence of the year 2000 will not have a Parent Material Adverse Effect.

                                   ARTICLE IV

                     CONDUCT OF BUSINESS PENDING THE MERGER

         SECTION 4.01. Conduct of Business by the Company Pending the Merger. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company covenants and agrees that, unless Parent shall otherwise agree in writing or as required under this Agreement, the Company shall conduct its business and shall cause the business of its subsidiaries to be conducted only in, and the Company and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use reasonable commercial efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any subsidiary has significant business relations. Parent has read and approved the Company's fiscal year 2000 operating plan (the "AOP"), and the Company covenants and agrees that it shall, and shall cause its subsidiaries to, operate its and their businesses substantially in accordance with the AOP. In addition, and without limitation, the Company agrees that it shall not, and that it shall not permit any subsidiary, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, directly or indirectly do, or propose to do, any of the following without the prior written consent of Parent:

         (a) amend or otherwise change the Company's certificate of incorporation or bylaws;

         (b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of Company capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of Company capital stock, or any other ownership interest (including, without limitation, any phantom interest) of the Company, any subsidiary or any of its affiliates (except for the issuance of shares of Company Common Stock issuable pursuant to employee stock options under the Company Stock Option Plans which options are outstanding on the date hereof and the issuance of shares of Company Common Stock under the Company's 1999 Employee Stock Purchase Plan with respect to enrollment allowed under such plan commencing on November 8, 1999 and for the issuance of shares of Company Common Stock under such plan for the existing period ending December 31, 1999);

         (c) sell, pledge, dispose of or encumber any assets or inventory of the Company or of any subsidiary (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice and (ii) dispositions of obsolete or worthless assets);

         (d) except as is contemplated by this Agreement, accelerate, amend or change the period (or permit any acceleration, amendment or change) of exercisability of options or restricted stock granted under the Employee Plans (including the Company Stock Option Plans) or authorize cash payments in exchange for any options granted under any of such plans;

         (e) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its common stock, except that a subsidiary may declare and pay a dividend to the Company, (ii) split, combine or reclassify any of its common stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its common stock or
(iii) amend the terms of, repurchase, redeem or otherwise acquire, or permit any subsidiary to repurchase, redeem or otherwise acquire, any of its securities or any securities of a subsidiary, or propose to do any of the foregoing;

         (f) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any company, corporation, partnership or other business organization or division thereof; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee (other than guarantees of bank debt of a subsidiary entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business consistent with past practice; (iii) enter into or amend any contract or agreement other than in the ordinary course of business including without limitation any licensing or technology transfer agreement; (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of 110% of the amount provided for any particular period set forth in the AOP ; or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.01(f);

         (g) increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees of the Company or of any subsidiary who are not officers of the Company in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer (except for officers who are terminated on an involuntary basis) or other employee of the Company or of any subsidiary, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees, except, in each case, as may be required by law;

         (h) take any action to change accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable);

         (i) make any material tax election inconsistent with past practices or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations except to the extent the amount of any such settlement has been reserved for on the most recent Company SEC Report;

         (j) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice; or

         (k) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.01(a) through (j) above, or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect or prevent the Company from performing or cause the Company not to perform its covenants hereunder.

         SECTION 4.02. No Solicitation.

         (a) The Company shall not, and shall use its best efforts to cause the Company's subsidiaries, its and their officers, directors, employees, affiliates, agents or other representatives (including without limitation any investment banker, financial advisor, attorney or accountant retained by it or any of its subsidiaries) to not, initiate, solicit or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries or the making of any proposal relating to, or that may reasonably be expected to lead to, any Alternative Transaction (as defined in Section 7.03(c)), or enter into discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain an Alternative Transaction, or agree to, or endorse, any Alternative Transaction, or authorize or permit any of the officers, directors, employees or agents of the Company or of any subsidiary or any investment banker, financial advisor, attorney, accountant or other representative retained by the Company or any subsidiary to take any such action and the Company shall promptly notify Parent of all relevant terms of any such inquiries or proposals received by the Company or by any subsidiary or by any such officer, director, employee, agent, investment banker, financial advisor, attorney, accountant or other representative relating to any of such matters and if such inquiry or proposal is in writing, the Company shall promptly deliver or cause to be delivered to Parent a copy of such inquiry or proposal; provided, however, that nothing contained in this subsection (a) shall prohibit the board of directors of the Company from (i) furnishing information to, or entering into discussions or negotiations with, any persons or entity in connection with an unsolicited bona fide proposal in writing by such person or entity relating to an Alternative Transaction if, and only to the extent that
(A) such unsolicited bona fide proposal is a bona fide written proposal made by a third party relating to an Alternative Transaction on terms that the board of directors of the Company determines , based on the written advice of the Company's independent outside counsel, that the fiduciary duties of the board of directors under Delaware law require acceptance of the Alternative Transaction (except with respect to furnishing information) and for which financing, to the extent required, is then committed, (B) the board of directors of the Company, after duly considering the written advice of the Company's independent outside counsel, determines in good faith that such action is required for the board of directors of the Company to comply with its fiduciary duties to stockholders imposed by Delaware law and (C) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity the Company provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity; or (ii) complying with Rule 14e-2 promulgated under the Exchange Act with regard to an Alternative Transaction.

         (b) The Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any parties (other than Parent and Merger Sub) conducted heretofore with respect to any of the foregoing. The Company agrees not to release any third party from any confidentiality or standstill agreement to which the Company is a party.

         (c) The Company shall ensure that the officers, directors and employees of the Company and of each subsidiary and any investment banker or other advisor or representative retained by the Company are aware of the restrictions described in this Section.

                                    ARTICLE V

                              ADDITIONAL AGREEMENTS

         SECTION 5.01. Proxy Statement.

         In connection with the meeting of the Company's stockholders to approve the Agreement and the transactions contemplated hereby (the "COMPANY STOCKHOLDERS' MEETING"), the Company will prepare and file with the SEC on or before December 15, 1999, use its reasonable best efforts to have cleared with the SEC and thereafter mail to its stockholders as promptly as practicable the Company Proxy Statement and all other proxy materials for such meeting, with the Company Proxy Statement and all other proxy materials subject to the review and reasonable approval of Parent.

         SECTION 5.02. Company Stockholders' Meeting. The Company shall call and hold the Company Stockholders' Meeting as promptly as practicable for the purpose of voting upon the approval of the Merger, and the Company shall use its reasonable best efforts to hold the Company Stockholders' Meeting on the same day (and at the same time of such day) and as soon as practicable after the date on which the Registration Statement becomes effective. The Company shall use its best efforts to hold the Company Stockholders' Meeting not later than January 31, 2000. The Company shall use its best efforts to solicit from its stockholders proxies in favor of the approval of the Merger, and shall take all other action necessary or advisable to secure the vote or consent of stockholders required by the DGCL and the certificate of incorporation and bylaws of the Company to obtain such approvals.

         SECTION 5.03. Access to Information; Confidentiality. Upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such party is subject, the Company and Parent shall each (and shall cause each of their subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period. The Company and Parent each shall (and shall cause each of their subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request, and each shall make available to the other the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other's business, properties and personnel as either party may reasonably request. Each party shall keep such information confidential in accordance with the terms of the letter agreement, entered into on October 11, 1999(the "CONFIDENTIALITY AGREEMENT") between Parent and the Company. The Company and Parent shall file all reports required to be filed by each of them with the SEC between the date of this Agreement and the Effective Time and shall deliver to the other party copies of such reports promptly after the same are filed.

         SECTION 5.04. Consents; Approvals. The Company and Parent shall each use their reasonable best efforts to obtain all consents, waivers, approvals, authorizations or orders (including, without limitation, all governmental and regulatory rulings and approvals), and the Company and Parent shall make all filings (including, without limitation, the pre-merger notification filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and all other filings with governmental or regulatory agencies) required in connection with the authorization, execution and delivery of this Agreement by the Company and Parent and the consummation by them of the transactions contemplated hereby. The Company and Parent shall furnish all information required to be included in the Company Proxy Statement and the Registration Statement, or for any application or other filing to be made pursuant to the rules and regulations of any governmental body in connection with the transactions contemplated by this Agreement. Except where prohibited by applicable statutes and regulations, and subject to the Confidentiality Agreement, each party shall promptly provide the other (or its counsel) with copies of all filings made by such party with any state or federal government entity in connection with this Agreement or the transactions contemplated hereby.

         SECTION 5.05. Agreements of Affiliates. The Company shall deliver to Parent, prior to the date the Registration Statement becomes effective under the Securities Act, a letter (the "AFFILIATE LETTER") identifying all persons who are, or may be deemed to be, at the time of the Company Stockholders' Meeting, "affiliates" of the Company for purposes of Rule 145 under the Securities Act. The Company shall use its best efforts to cause each person who is identified as an "affiliate" in the Affiliate Letter to deliver to Parent, prior to the Effective Time, a written agreement (an "AFFILIATE AGREEMENT") in a form mutually agreeable to the Company and Parent.

         SECTION 5.06. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of
(i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty contained in this Agreement to be materially untrue or inaccurate and (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to materially comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice and further provided that failure to give such notice shall not be treated as a breach of covenant for the purposes of Section 6.02(b) or 6.03(b) unless the failure to give such notice results in material prejudice to the other party.

         SECTION 5.07. Further Assurances; Tax Treatment.

         (a) Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and to otherwise satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement. The foregoing covenant shall not include any obligation by Parent to agree to divest, abandon, license or take similar action with respect to any assets (tangible or intangible) of Parent or the Company.

         (b) Each of Parent, Merger Sub and the Company shall use its best efforts to cause the Merger to qualify, and will not (both before and after consummation of the Merger) take any actions which could prevent the Merger from qualifying, as a reorganization under the provisions of Section 368 of the Code.

         (c) Each of Parent, Merger Sub and the Company shall cooperate with each other in obtaining the opinions of Morrison & Foerster LLP and Collette & Erickson LLP described in Section 6.01(c). In connection therewith, each of Parent and the Company shall deliver to such counsel customary representation letters substantially in the form of Exhibits 5.07(c) hereto.

         SECTION 5.08. Public Announcements. Parent and the Company shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may upon the advice of counsel be required by law or the Nasdaq National Market if it has used all reasonable efforts to consult with the other party.

         SECTION 5.09. Listing of Parent Common Shares. Parent shall use its commercially reasonable best efforts to cause the shares of Parent Common Shares to be issued in the Merger to be approved for quotation on the Nasdaq National Market prior to the Effective Time.

         SECTION 5.10. Conveyance Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications, or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time.

         SECTION 5.11. Director and Officer Liability. After the Effective Time, Parent will cause the Surviving Company to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company's certificate of incorporation and bylaws in effect on the date hereof. For a period of three years after the Effective Time, Parent and/or the Surviving Company shall cause to be maintained in effect the policies of directors' and officers' liability insurance maintained by the Company for the benefit of those persons who are covered by such policies at the

Effective Time (or Parent and/or the Surviving Company may substitute therefor policies of at least the same coverage with respect to matters occurring prior to the Effective Time); provided, however, that in no event shall Parent and/or the Surviving Company be required to expend in excess of 125 percent of the annual premium currently paid by the Company for such coverage, and provided further, that if the premium for such coverage exceeds such amount, Parent and/or the Surviving Company shall purchase a policy with the greatest coverage available for such 125 percent of the annual premium; and provided further, that Parent shall cause director's and officer's liability insurance to be available to cover the directors and officers of the Surviving Company after the Effective Time to the same extent it provides such insurance to the directors and officers of its other subsidiaries.


         SECTION 5.12. Employee Benefit Plans.

         The Company Employee Plans, including without limitation the Management Incentive Plan, the Company's 401(k) Plan, and the Shared Targets and Reward Program, will continue in effect without material reduction of benefits to plan participants through October 31, 2000; provided that, with respect to the Management Incentive Plan, Parent may modify the performance criteria set forth in such plan for the calculation of bonuses thereunder (solely with respect to the participants in such plan for whom bonuses are paid based, solely or in part, on the performance of the Company's fiber optic group) to the extent reasonably required by Parent to facilitate the integration of the operations of such group with the operations of Parent and its subsidiaries. The employees of the Company will be entitled to participate in Parent's employee stock option plans and similar stock based compensation plans on a basis comparable to Parent's employees having similar positions, responsibilities and compensation as those of the Company,



                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

         SECTION 6.01. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

         (a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Company Proxy Statement shall have been initiated or threatened by the SEC;

         (b) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the

Merger shall be in effect; and there shall not be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal;

         (c) Tax Opinions. Parent and the Company shall have received opinions of Morrison & Foerster LLP and Collette & Erickson in form and substance reasonably satisfactory to Parent, on the basis of certain facts, representations and assumptions set forth in such opinion, dated the Effective Time, to the effect that the Merger will be treated for federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code and that each of Parent, Merger Sub and the Company will be a party to the reorganization within the meaning of Section 368(b) of the Code; and

         (d) HSR Act. The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

         SECTION 6.02. Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the following conditions:

         (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct on and as of the Effective Time, except (i) for changes contemplated by this Agreement,
(ii) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), and (iii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) would not have a Company Material Adverse Effect, with the same force and effect as if made on and as of the Effective Time, and Parent and Merger Sub shall have received a certificate to such effect signed by the President and Chief Financial Officer of the Company;

         (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Parent and Merger Sub shall have received a certificate to such effect signed by the President and Chief Financial Officer of the Company;

         (c) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company;

         (d) Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made ("MATERIAL CONSENTS"), by the Company for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by the Company, except where the failure to receive such Material Consents would not have a Material Adverse Effect on the Company or Parent;

         (e) Material Adverse Effect. Since the date of this Agreement, there shall not have occurred a Company Material Adverse Effect;

         (f) Affiliate Agreements. Parent shall have received from each person who is identified in the Affiliate Letter as an "affiliate" of the Company, an Affiliate Agreement, and such Affiliate Agreement shall be in full force and effect;

         (g) Noncompetition Agreements. The Company employees listed on Schedule 6.02(g) shall have entered into noncompetition agreements with Parent in form and substance satisfactory to Parent; and

         (h) Agreements with Employees. The Company employees listed in Section 6.02(h) of the Parent Disclosure Schedule shall remain employed with the Company and shall remain bound by agreements between such employees and the Company with respect to proprietary inventions at the Effective Time, and no such agreement shall contain a provision allowing for the termination or expiration of such agreement upon the Effective Time.

         SECTION 6.03. Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the following conditions:

         (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct on and as of the Effective Time, except (i) for changes contemplated by this Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall remain true and correct as of such date), and (iii) where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) would not have, individually or in the aggregate, a Parent Material Adverse Effect, with the same force and effect as if made on and as of the Effective Time, and the Company shall have received a certificate to such effect signed by the President and Chief Financial Officer of Parent;

         (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and the Company shall have received a certificate to such effect signed by the President and Chief Financial Officer of Parent;

         (c) Consents Obtained. All Material Consents required to be obtained or made by Parent and Merger Sub for the authorization, execution and delivery of this Agreement and the consummation by them of the transactions contemplated hereby shall have been obtained and made by Parent and Merger Sub, except where the failure to receive such Material Consents would not have a Material Adverse Effect on the Company or Parent; and

         (d) Material Adverse Effect. Since the date of this Agreement, there shall not have been a Parent Material Adverse Effect.

                                   ARTICLE VII

                                   TERMINATION

         SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company:

         (a) by mutual written consent duly authorized by the boards of directors of Parent and the Company; or

         (b) by either Parent or the Company if the Merger shall not have been consummated by June 30, 2000 (provided that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or

         (c) by either Parent or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, except if the party relying on such order, decree or ruling or other action has not complied with its obligations under Sections 5.04 and 5.07; or

         (d) by Parent or the Company if, at the Company Stockholders' Meeting (including any adjournment or postponement thereof), the requisite vote of the stockholders of the Company shall not have been obtained; or

         (e) by Parent, if (i) the board of directors of the Company shall withdraw, modify or change its recommendation of this Agreement or the Merger in a manner adverse to Parent or shall have resolved to do any of the foregoing;
(ii) the board of directors of the Company shall have recommended to the stockholders of the Company an Alternative Transaction (as defined in Section 7.03(c)); or (iii) a tender offer or exchange offer for 15% or more of the outstanding shares of Company Common Stock is commenced (other than by Parent or an affiliate of Parent), and the board of directors of the Company recommends that the stockholders of the Company tender their shares in such tender or exchange offer; or

         (f) by Parent or the Company, upon a material breach of any representation, warranty, covenant or agreement on the part of the Company or Parent, respectively, set forth in this Agreement such that the conditions set forth in Section 6.02(a) or 6.02(b), or Section 6.03(a) or 6.03(b), would not be satisfied (a "TERMINATING BREACH").

         SECTION 7.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its affiliates, directors, officers or stockholders except (i) as set forth in Sections 7.03 and 8.01 hereof, and (ii) nothing herein shall relieve any party from liability for any willful breach hereof.

         SECTION 7.03. Fees and Expenses.

         (a) Except as set forth in this Section 7.03, (i) all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, if the Merger is not consummated, or (ii) if the Merger is consummated, then the Surviving Company shall pay all such fees and expenses; provided, however, that Parent and the Company shall share equally all documented fees and expenses, other than attorneys' fees, incurred in relation to the printing and filing of the Company Proxy Statement (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

         (b) The Company shall pay Parent a fee of $85,000,000 in cash (the "Fee"), plus reasonable, documented out-of-pocket expenses of Parent relating to the transactions contemplated by this Agreement (including, but not limited to, fees and expenses of Parent's counsel, accountants and financial advisers, but excluding any discretionary fees paid to such financial advisors) (such expenses, collectively, "Expenses"), upon the termination of this Agreement by Parent pursuant to Section 7.01(e).

         (c) As used herein, "ALTERNATIVE TRANSACTION" means any inquiry, proposal or offer from any person relating to (i) a transaction pursuant to which any person (or group of persons) other than Parent or its affiliates (a "THIRD PARTY") seeks to acquire, directly or indirectly, more than 15 percent of the outstanding Shares, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving the Company pursuant to which any Third Party acquires more than 15 percent of the outstanding equity securities of the Company or the entity surviving such merger or business combination, (iii) any other transaction pursuant to which any Third Party acquires control of the assets of the Company (including for this purpose the outstanding equity securities of any subsidiary), (iv) the adoption by the Company of a plan of liquidation, the declaration or payment by the Company of an extraordinary dividend on any of its shares of capital stock or the effectuation by the Company of a recapitalization or other type of transaction that would involve either a change in the Company's outstanding capital stock or a distribution of assets of any kind to the holders of such capital stock or (v) the repurchase by the Company or any of its subsidiaries of shares of the Company's capital stock representing at least 15 percent or more of the aggregate voting power of all voting securities of the Company; provided, however, that the term Alternative Transaction shall not include any acquisition of securities by a broker dealer in connection with a bona fide public offering of such securities.

         (d) The Fee payable pursuant to Section 7.03(b) shall be paid within one business day after the first to occur of the events described in Section 7.03(b).

                                  ARTICLE VIII

                               GENERAL PROVISIONS

         SECTION 8.01. Effectiveness of Representations, Warranties and Agreements; Knowledge, Etc.

         (a) Except as otherwise provided in this Section 8.01, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers or directors, whether prior to or after the execution of this Agreement. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 7.01(a) through (e), as the case may be, except that the agreements set forth in Article I and Section 5.11 shall survive the Effective Time indefinitely and the agreements and liabilities set forth or otherwise described in Section 7.03 shall survive termination indefinitely. The Confidentiality Agreement shall survive termination of this Agreement as provided therein.

         (b) Any disclosure made with reference to one or more Sections of the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed disclosed with respect to each other section therein as to which such disclosure is relevant provided that such relevance is reasonably apparent.

         SECTION 8.02. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or mailed if delivered personally or mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address which shall be effective upon receipt) or sent by electronic transmission, with confirmation received, to the telefacsimile number specified below:

         (a)      If to Parent or Merger Sub:


                  JDS Uniphase Corporation
                  163 Baypointe Parkway
                  San Jose, CA  95134
                  Attention:  Michael C. Phillips

                  With copies to:
                  Morrison & Foerster LLP
                  425 Market Street
                  San Francisco, CA 94105
                  Fax:  (415) 268-7522
                  Attention: John W. Campbell

         (b)      If to the Company:

                  Optical Coating Laboratory Inc.
                  2789 Northpoint Parkway
                  Santa Rosa, CA  95407
                  Attention:  Charles J. Abbe

                  With copies to:

                  Collette & Erickson LLP
                  555 California Street, Suite 4350
                  San Francisco, CA 94104
                  Fax: (415) 788-6929
                  Attention: John V. Erickson

              Certain Definitions. For purposes of this Agreement, the term:

         (a) "AFFILIATES" means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person;

         (b) "BUSINESS DAY" means any day other than a day on which banks in San Francisco are required or authorized to be closed;

         (c) "CONTROL" (including the terms "CONTROLLED BY" and "UNDER COMMON CONTROL WITH") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

         (d) "KNOWLEDGE" means (i) with respect to Chardonnay, the actual knowledge of Chardonnay's officers and directors after reasonable inquiry and
(ii) with respect to Merlot, the actual knowledge of Merlot's executive officers after reasonable inquiry.

         (e) "PERSON" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act); and

         (f) "SUBSIDIARY" or "SUBSIDIARIES" of the Company, the Surviving Company, Parent or any other person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Company, Parent or such other person, as the case may be, (either alone or through or together with any other subsidiary) owns, directly or indirectly, any of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

         SECTION 8.03. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

         SECTION 8.04. Waiver. At any time prior to the Effective Time, any party hereto may with respect to any other party hereto (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

         SECTION 8.05. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         SECTION 8.06. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

         SECTION 8.07. Entire Agreement. This Agreement, the Company Disclosure Schedule and the Parent Disclosure Schedule constitute the entire agreement and supersede all prior agreements and undertakings (other than the Stock Option Agreement and the Confidentiality Agreement), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

         SECTION 8.08. Assignment, Merger Sub. This Agreement shall not be assigned by operation of law or otherwise, except that Parent and Merger Sub may assign all or any of their rights hereunder to any affiliate provided that no such assignment shall relieve the assigning party of its obligations hereunder.

         SECTION 8.09. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

         SECTION 8.10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware applicable to contracts executed and fully performed within the State of Delaware, without regard to the conflicts of laws provisions thereof.

         SECTION 8.11. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

         SECTION 8.12. WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

                            [SIGNATURE PAGE FOLLOWS]

         IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement and Plan of Reorganization and Merger to be executed as of the date first written above by their respective officers thereunto duly authorized.


                                         JDS UNIPHASE CORPORATION



                                         By       /s/ Michael C. Phillips
                                           ------------------------------------
                                         Name     Michael C. Phillips
                                             ----------------------------------
                                         Title    Senior Vice President,
                                                  Business Development,
                                                  General Counsel
                                               --------------------------------

                                         VINTAGE ACQUISITION, INC.



                                         By       /s/ Michael C. Phillips
                                           ------------------------------------
                                         Name     Michael C. Phillips
                                              ---------------------------------
                                         Title    Vice President and Secretary
                                              ---------------------------------

                                         OPTICAL COATING LABORATORY, INC.



                                         By       /s/ Charles J. Abbe
                                            -----------------------------------
                                         Name     Charles J. Abbe
                                             ----------------------------------
                                         Title    President and
                                                  Chief Executive Officer
                                              ---------------------------------